

05051308





53.5% Total Return in 2004
RANKED #1 IN OFFICE SECTOR

259.6% 5-Year Total Return
RANKED #2 IN OFFICE SECTOR FOR 5-YEAR TOTAL RETURN

.7% Dividend Increase in 2004
6TH CONSECUTIVE YEAR OF DIVIDEND INCREASES

8.3% FFO Growth in 2004
11.7% ANNUALIZED GROWTH IN FFO SINCE IPO

Rankings based on 23 publicly traded companies classifed as office Real Estate Investment Trusts (REITs).

A PREMIER MANHATTAN PORTFOLIO

5 Madison Avenue	750 Third Avenue	1221 Avenue of the Americas	1515 Broadway
Acquired	**Acquired**	**Acquired**	**Acquired**
October 2004	July 2004	December 2003	May 2002
Purchase Price	**Purchase Price**	**Purchase Price**	**Purchase Price**
$231.5 Million	$255.0 Million	$450.0 Million*	$483.5 Million
563,000 Rentable Square Feet	779,000 Rentable Square Feet	2,550,000 Rentable Square Feet	1,750,000 Rentable Square Feet
Major Tenants	**Major Tenants**	**Major Tenants**	**Major Tenants**
OFFICE	OFFICE	OFFICE	OFFICE
Ralph Lauren	TIAA-CREF	The McGraw-Hill Companies	Viacom International (World Headquarters)
Related Capital	Fairchild Publications	Morgan Stanley	
Wachovia	Eisner LLP	Société Generale	
RETAIL	RETAIL	RETAIL	RETAIL
Deux	North Fork Bank	NY Sports Club	Bank of America
Swarovski	Federal Express	Del Frisco's	MTV Store
Baccarat	Barnes and Noble		AEG Live NY

*5% ownership interest

COMPANY PROFILE

SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that principally acquires, owns, repositions and manages a portfolio of commercial office properties primarily in Midtown Manhattan. SL Green was founded in 1980 as S.L. Green Properties, Inc. and went public on August 20, 1997. SL Green has established a consistent track record of producing industry-leading returns while creating long-term value for its shareholders. At IPO, the Company owned 9 properties totaling 2.2 million square feet. As of December 31, 2004, the Company's portfolio had grown to 28 properties aggregating nearly 17.0 million square feet. SL Green Realty Corp. is the only publicly held REIT predominantly focused in Manhattan.

THEN & NOW

At IPO August 1997		At December 31, 2004
$0.5	Market Capitalization (in billions)	$4.6
$21.00	Share Price	$60.55
9	Number of Properties	28
2,219,000	Total Square Feet	17,000,000
247,000	Average Property Size (in square feet) *	654,000
5	Avenue Properties	27
2	Buildings Over 20 Stories	16
264	Number of Tenants	965
7,900	Average Tenant Size (in square feet)	17,600

* Consolidates 286, 290 and 292 Madison Avenues

CONTINUING TO OUTPERFORM

Total Return based on a $100 investment made in 1999



- ☐ SL Green Realty Corp.
- ▬ S&P REIT Index
- ▬ S&P 500

FINANCIAL HIGHLIGHTS

Year Ended December 31,	2004	2003	% Increase
(In thousands, except per share and rentable square feet data)			
Total Revenue	$ 348,988	$ 286,419	21.8
Net Income	$ 209,430	$ 98,159	113.4
Net Income Per Common Share (diluted)	$4.75	$2.66	78.6
Funds from Operations (diluted)[1]	$ 162,377	$ 135,473	19.9
Funds from Operations Per Share (diluted)	$3.77	$3.48	8.3
Total Market Capitalization	$4,601,400	$3,323,600	38.4
Net Rentable Square Feet (including joint ventures)	17,000,000	15,152,000	12.2
Annual Dividend (per common share)	$2.04	$1.90	7.7

1 A reconciliation of FFO to net income computed in accordance with GAAP is provided on page 30.





Left to right:

Stephen L. Green
Chairman of the Board;
Executive Committee

Marc Holliday
President and
Chief Executive Officer;
Director,
Executive Committee

TO OUR SHAREHOLDERS:

2004 was a landmark year for SL Green, as we reached new milestones and laid a solid foundation for the future.

By adhering to a business philosophy we call "Growth by Design," our total market capitalization surpassed $4.6 billion, up from $3.3 billion at the end of 2003, demonstrating the value we are creating. Our stock price reached a record high at year-end, evidencing the confidence that the investment community has in our vision and our ability to achieve our stated goals consistently and throughout various economic climates.

We outperformed the office sector in terms of total return to shareholders and growth in funds from operations, and intend to continue that performance track record in 2005 and beyond. And as a result of our planned external growth, we became the largest owner of commercial office properties in New York City, cementing the dominant niche position we have pursued within one of the most dynamic and competitive real estate markets in the world.

Notably, we implemented our succession plan in 2004, putting in place a stable and experienced management team that will provide sound leadership and continuity for many years to come. Most of these managerial changes were promoted from within, underscoring the depth and creativity within our organization.

2004 In Review
SL Green ended the year with a record total return to shareholders of 53.5 percent. But outperformance is not unique to SL Green. For the past five years, we have provided our shareholders with the second highest return in the office sector at 260 percent, and have continued to outperform the S&P 500 which posted a 17 percent decline for the same time period. And although many office REITs

posted high returns during 2004, SL Green achieved a #1 ranking in the office sector and a #6 ranking among 143 diversified REITs.

Due to our excellent operating results and positive outlook for the future, we increased the common stock dividend by approximately 8 percent from $1.90 to $2.04 per share. We have increased our cash dividend every year since 1999, making 2004 the sixth consecutive year of dividend increases for our shareholders. SL Green's yield and payout ratio remain among the lowest in the office sector, which is by design as it enables retention of capital to fund future growth and to provide our shareholders with future dividend increases.

Revenues increased an impressive 33 percent to $505 million when including our portion of joint venture revenues, and FFO was up 8.3 percent to $3.77 per share. Net income increased by more than 75 percent to $4.75 per share, a substantial portion of which were gains associated with the sales of 17 Battery Place North, 1466 Broadway and the partial sale of equity in One Park Avenue. These sales demonstrate our commitment to recycling capital on an accretive basis, a cornerstone of SL Green's growth and profitability.

During 2004, SL Green was again a net acquirer within the Manhattan office market, completing the acquisition of four value-added investments—625 Madison Avenue, 485 Lexington Avenue and 750 Third Avenue (the TIAA-CREF Portfolio), and 19 West 44th Street. Each property was acquired for existing or near-term vacancy that will enable SL Green to participate in the rising rental market occurring in Manhattan. As we continue to see market fundamentals improve in Manhattan, we are excited about the earnings growth potential that these new properties will provide in the near term.

In total, we added 2.6 million square feet to the portfolio, and increased total square feet under ownership and management from 15.1 million to 17.0 million square feet, making us the largest commercial landlord in Manhattan.

Occupancy at year-end stood at 96.5 percent, well above the market average for Manhattan office properties. Increasing demand formed the backdrop for our leasing achievements, as we signed more than 2 million square feet, representing nearly 10 percent of all leases signed in Midtown Manhattan during the year. We have experienced more than a 5 percent increase in average rent for office leases signed during the fourth quarter of 2004, the largest increase in nearly 18 months.



Dividend Per Share
(in dollars)



We had an exceptional year in the structured finance arena. After evaluating strategic alternatives of funding the structured finance business, and exploring the merits of accessing third-party capital to continue the expansion of this highly successful business, we completed the successful initial public offering (IPO) of stock in Gramercy Capital Corp. (NYSE: GKK). On August 2, 2004, Gramercy raised $187.5 million through the issuance of 12.5 million shares of common stock at $15 per share.

During the first year of operations, Gramercy exceeded management's expectations by achieving profitability within the first quarter of operations, declaring an initial dividend of $0.15 per share, and completing 15 investments totaling more than $400 million. Gramercy ended the year with a share price of $20.60 for a total return of 37 percent, and total market capitalization of more than $400 million. With nearly $300 million of available debt capacity on the balance sheet at December 31, 2004, Gramercy is well positioned for growth into 2005.

We anticipate Gramercy will be a meaningful contributor to FFO going forward. SL Green has invested $69 million in Gramercy in exchange for a 25 percent ownership interest. Today, our investment has an estimated value of more than $85 million. Additionally, we maintain an ownership position in GKK Manager LLC, the external manager and advisor to Gramercy, which provides SL Green with additional income in the form of management, outsourcing and servicing fees.

SL Green's capital markets activities in 2004 were focused on maintaining a strong balance sheet and reducing our cost of capital. The Company raised more than $1.2 billion of capital, including $235 million through the issuance of perpetual preferred and common stock, $635 million through secured and unsecured debt, $108 million through joint venture partnerships and $256 million through dispositions. Even with SL Green's substantial growth, combined debt to total market capitalization was a modest 37 percent at year-end.

As a result of the strong sponsorship we enjoy in the capital markets, we successfully extended maturities, lowered borrowing costs and increased liquidity during the year. The strength of our balance sheet provides tremendous flexibility and positions us to take advantage of additional growth opportunities as we enter 2005. As of year-end, we had approximately $330 million of availability on our lines of credit.

Manhattan Market Outlook

The outlook for the Manhattan real estate markets is very promising. As economic conditions in New York City continue to improve, the results are accelerating demand for office space, residential condominiums and hotel rooms. Unemployment in Manhattan has declined from a peak of 8.4 to 6.2 percent currently with health services and professional services firms leading the way in job additions. Securities industry profits and employment continued their rebound since the low levels of 2002, and are projecting a 12.8 percent increase in industry profits and 3.5 to 4.0 percent growth in employment during 2005. During 2004, the securities industry achieved the highest level of profitability since 2001, with $19.5 billion of profits in 2004 and over $22 billion projected for 2005. Additionally, New York City tourism and hotel occupancies, leading indicators of an improving economy, recorded their highest levels since the year 2000.

Increased commercial activity has driven the vacancy rate in Midtown Manhattan down from a high of 12 percent in 2002 to just 10 percent at the end of 2004, with expectations



OCCUPANCY IN OFFICE PROPERTIES HAS INCREASED TO NEARLY 90 PERCENT, DRIVING THE VACANCY RATE IN MANHATTAN FROM 12 PERCENT IN 2002, TO WHAT IS PROJECTED TO BE IN SINGLE DIGITS BY 2006.



Improving Market Fundamentals
Midtown Class "A" Office Market

for vacancy to drop into single digits in 2005. Of this space availability, only 6 to 7 percent represents direct vacancy while another 3.0 to 3.5 percent represents sublet space. Since most of the well-built, contiguous space in the sublet market has been eliminated since 2001, rents are poised to increase as market equilibrium has been reached.

We believe rents in Midtown will increase by as much as 10 percent or more in 2005 after three years of steady and significant decreases. We are seeing this dynamic across the board, but most notably in well-located large contiguous blocks of quality space.

This ongoing recovery should be prolonged and sustained due to limited new supply of office space slated for completion and a continuing trend of conversion of office properties to residential use. 3.9 million square feet of office space in four separate projects were completed and delivered in 2004. Substantially all of this space has been leased. In addition, there are only five projects expected to be completed in Midtown over the next three years of which approximately 60 percent has been pre-leased, leaving approximately 2.5 million square feet of availability, or less than 1 percent of Midtown's inventory of space.

This modest addition to inventory is more than offset by an increasing number of office-to-residential conversion projects. Conversions were once the domain of Downtown; however, prices for residential condominiums have risen to

levels that justify taking well-located Midtown properties out of service for conversion to residential use. At least eight projects are either planned or underway in Midtown, representing over 2 million square feet of rentable office space slated for conversion, with more contemplated.

These local market forces combined with the lack of readily available development sites and continued job growth in the financial services, health services and securities industry, bode well for office economics for the foreseeable future.

2005 Forecast

2005 brings with it a number of new opportunities and challenges that will be incorporated into SL Green's "Growth by Design" business plan. Given our expectations for declining vacancies and rising rents, we will continue to be net acquirers of real estate in 2005. We will accomplish this by leveraging our core competitive advantages: (i) accessing readily available and relatively inexpensive capital, (ii) utilizing our long-standing relationships among owners and brokers in New York City, (iii) issuing SL Green's Operating Partnership Units to achieve tax efficiencies for sellers, (iv) aggressively deploying our team of investment professionals, led by Chief Investment Officer, Andrew Mathias and (v) evaluating and creatively securing complex targeted transactions. While prices for office properties have increased significantly over the last several years, we do not subscribe to the "bubble" theory of pricing and

expect that prices will remain relatively stable in 2005 absent any material increases in long-term borrowing costs. Market price stability for commercial real estate is being supported by the securitization of debt (via CMBS) and equity (via REITS).

Even though we continue to maintain a pro-growth strategy, we will mitigate our risks significantly by selling mature properties that are deemed no longer core to the long-term earnings growth of the Company. We have always been an avid proponent of harvesting and recycling our capital gains in a tax efficient manner. This strategy has enabled us to acquire new properties using low cost equity while focusing our leasing, management and construction resources on larger-scale, higher quality properties that contribute greater earnings growth over time.

More than in previous years, our activities will be centered on the redevelopment and leasing of properties acquired in 2004. We have commenced a substantial redevelopment and marketing program for the portfolio of properties we acquired from TIAA-CREF. The buildings are located just 1½ blocks from Grand Central Terminal and offer the largest contiguous block of vacant space in Midtown at a time when this type of product is in high demand. Our marketing team has re-branded this new complex "Grand Central Square" and we are encouraged by the market's favorable reaction.

We will also put the finishing touches on 625 Madison Avenue, another recent addition to the portfolio. At acquisition in October 2004, the property was 68 percent leased. Within five months from the closing, we were able to raise the occupancy level to 92 percent, having executed leases with Polo Ralph Lauren and Related Capital. We expect that the property will be essentially fully-leased by the end of this year.

Directly related to our dramatic growth, we will reinforce our organization with several new hires that will continue our tradition of hiring the best talent available in New York City to add depth to our ranks. We will be targeting people who can continue our evolution in leasing and management to levels that are consistent with SL Green's high quality portfolio.

Other strategic initiatives include the continuation of our successful and profitable structured finance business. Substantially all debt-related investments are now carried out through the Gramercy platform as we continue to be an active investor and manager of this company, using our

relationships and understanding of real estate finance to help ensure that Gramercy reaches its full potential.

Within SL Green, participating preferred equity will provide structured equity opportunities consistent with past investments in 1370 Avenue of the Americas and The News Building. In 2004, SL Green completed a $75 million participating preferred equity investment in a 36-building, 4.7 million square foot suburban office portfolio located primarily in New Jersey. The portfolio is owned by the Gale Companies, a highly regarded New Jersey-based owner and operator of suburban office buildings. Through this strategic alliance, SL Green and Gramercy have established a vehicle for structured debt and equity investments in New Jersey.

In Closing

The Company's outlook for 2005 is very positive after an extremely solid performance in 2004. Our highly successful strategy of "Growth by Design" is always being carefully tuned in response to changing market conditions without deviating from our core real estate and finance competencies in New York City.

We have established ourselves as a market leader in Manhattan and our goal is to solidify our position through continued growth in assets and earnings while at the same time increasing our occupancy levels and operational excellence.

We enter 2005 with low leverage and record high capacity in large part due to the efforts of our Chief Financial Officer, Gregory Hughes. This is an enviable position to be in at the start of what we hope will be a period of sustained rental growth and asset appreciation.

Stephen L. Green
Chairman of the Board;
Executive Committee

Marc Holliday
President and Chief Executive Officer;
Director, Executive Committee

THROUGH A STRATEGIC AND DISCIPLINED INVESTMENT APPROACH, MANAGEMENT CONTINUES TO ASSEMBLE THE MOST PRESTIGIOUS PORTFOLIO OF OFFICE PROPERTIES IN MANHATTAN.



Standing left to right: **Marc Holliday,** *President and Chief Executive Officer* and **Stephen L. Green,** *Founder and Chairman of the Board; Seated left to right:* **Andrew W. Mathias,** *Chief Investment Officer;* **Andrew S. Levine,** *Executive Vice President, General Counsel and Corporate Secretary;* **Gregory F. Hughes,** *Chief Financial Officer* and **Gerard T. Nocera,** *Chief Operating Officer.*

Stephen L. Green, *Founder and Chairman of the Board.* Stephen L. Green founded S.L. Green Real Estate in 1980. He has served as the Chairman of the Board and Chief Executive Officer of SL Green Realty Corp. since 1997. During his tenure, he has been involved in the acquisition of over 30 Manhattan office buildings containing in excess of four million square feet and the management of 50 Manhattan office buildings containing in excess of 10 million square feet. Mr. Green is a Governor of the Real Estate Board of New York, an at-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York, and Co-Chairman of the Real Estate Tax Fairness Coalition. Mr. Green is also Chairman of the Board of Gramercy Capital Corp.

Marc Holliday, *President and Chief Executive Officer.* Mr. Holliday joined SL Green in 1998 as Chief Investment Officer and was promoted to President in 2001. Effective January 2004, he assumed the post of Chief Executive Officer. Since joining the Company, Mr. Holliday has developed the Company's focused business strategy, repositioning and upgrading the portfolio to larger avenue properties with higher quality tenants, while simultaneously driving earnings performance and shareholder value. During his tenure, SL Green has grown to be one of the largest owners of commercial office properties in Manhattan. Mr. Holliday is a former Managing Director and Head of Direct Originations for New York-based Capital Trust (NYSE:CT). Mr. Holliday is also President and Chief Executive Officer of Gramercy Capital Corp.

Gregory F. Hughes, *Chief Financial Officer.* Mr. Hughes joined SL Green in February 2004 as Chief Financial Officer. Prior to joining SL Green, Mr. Hughes was Managing Director and CFO of JP Morgan Partners private equity real estate group. Over his 20 year career, he has held CFO positions with Fortress Investment Group and Wellsford Residential Property Trust (NYSE:WRP), developing highly specialized knowledge evaluating real estate equity and structured finance investments and arranging various financings to facilitate acquisitions and fund recapitalizations within the real estate industry. Mr. Hughes is also Chief Credit Officer of Gramercy Capital Corp.

Andrew W. Mathias, *Chief Investment Officer.* Mr. Mathias joined SL Green in 1999 as Vice President of Investments and was promoted to Chief Investment Officer in 2004. He is responsible for the Company's equity and structured finance investments, and oversees all acquisitions, dispositions and joint venture programs. Mr. Mathias has a broad range of experience in real estate principal investments, advisory transactions and high yield/restructuring, including prior employment at Capital Trust/Victor Capital Group (CT/VCG) and Bear Stearns and Co (NYSE:BSC). Mr. Mathias is also Chief Investment Officer of Gramercy Capital Corp.

Gerard T. Nocera, *Chief Operating Officer.* Mr. Nocera joined SL Green in 1991 as Vice President of Leasing and was promoted to Chief Operating Officer in 2004. He is responsible for operations, leasing and redevelopment of the Company's portfolio. Mr. Nocera has 20 years of experience in development and implementation of regional leasing and marketing programs. Prior to joining SL Green Mr. Nocera was at Cohen Brothers Realty Corp.

Andrew S. Levine, *General Counsel, Executive Vice President*

MANAGEMENT

LAYING THE FOUNDATION FOR GROWTH

SL Green prides itself on innovation and infusion of new ideas, the benefits of which have been reflected in the tremendous growth experienced since IPO. As such, SL Green recruits only the best and the brightest professionals within the real estate industry. During 2004, the Company established a deeper and broader management team with the addition of new talent and the promotion of key individuals from within the organization.

Each member of management has, on average, 15 years of experience in the real estate industry. Commonly referred to as "local sharpshooters," our professionals are immersed in the Manhattan market on a daily basis, enabling them to identify changing fundamentals ahead of the broader market, to predict trends, and to execute successfully at every point in the real estate cycle.

Real Estate Cycle

The result is generation of industry-leading returns for our shareholders. Since the IPO in 1997, we have completed 39 acquisitions and 11 dispositions, contributing to a total return to shareholders of 259.6% over the last five years. We continually strive to deliver consistent performance and a superior track record for SL Green shareholders.

ACQUISITIONS

ASSEMBLING A HIGH-QUALITY PORTFOLIO



Left to right: David Balaj, *Vice President*; Rachel Farscht, *Associate*; Christina Do, *Vice President* and David Schonbraun, *Vice President*.

Through pursuit of targeted properties and by leveraging our long-term relationships with property owners, SL Green completed four acquisitions totaling approximately $780 million during 2004:

625 Madison Avenue *(563,000 square feet)*
485 Lexington Avenue *(921,000 square feet)*
750 Third Avenue *(780,000 square feet)*
19 West 44th Street *(292,000 square feet)*

By adding 2.6 million square feet to our portfolio during the year, we have positioned SL Green to take advantage of the recovering market for office space in Midtown Manhattan. By buying properties with leasing opportunities at a time when demand is rising and supply is declining, we will be able to participate in the rising rental market. During 2004, vacancy in Midtown declined from 11.9 percent to 10.1 percent, and absorption was positive for the first time in four years.

We will continue to be successful, yet disciplined, acquirers in the very competitive New York acquisition market. Long-standing relationships established since the Company's inception in 1980 provide a competitive advantage in a high barrier to entry market. Having earned recognition for our understanding of the local marketplace and our ability to create value within it, sellers have been willing to take part in off-market transactions with SL Green. Additionally, our ability to provide owners with solutions to complicated ownership, governance and tax-related matters gives us a distinct advantage during negotiations and results in more efficient pricing for new investments.



WITH 28 OFFICE
BUILDINGS AND
MORE THAN
17 MILLION
SQUARE FEET,
SL GREEN HAS
BECOME THE
LARGEST LANDLORD
AND OWNER OF
COMMERCIAL
PROPERTY
IN MANHATTAN.

Portfolio
(in millions of square feet)

IPO	'98	'99	'00	'01	'02	'03	'04
2.2	6.3	8.5	8.7	10.0	11.5	15.1	17.0

625 Madison Avenue
Acquired October 2004
for $231.5 Million



RECYCLING
NON-CORE PROPERTIES
CONTINUES TO
PROVIDE THE
MOST COST-
EFFICIENT SOURCE
OF CAPITAL FOR
UPGRADING OUR
PORTFOLIO AND
GENERATING EARNINGS
GROWTH FOR OUR
SHAREHOLDERS.

1466 Broadway
Sold November 2004
for $160 million

Battery Place North
Sold October 2004
for $70 million

Third Avenue
Acquired July 2004
for $255 million

CAPITAL

MAXIMIZING EFFICIENCY OF CAPITAL SOURCES



Left to right: **Steven N. Marks**, *Senior Vice President;* **Linda Quinlan**, *Vice President, Human Resources and Administration;* **Brian Morris**, *Senior Vice President, Finance;* **Steve Kahn**, *Senior Vice President, Finance* and **Maggie Hui**, *Vice President, Corporate Controller.*

SL Green is very successful in funding its activities, with a focus on efficiently accessing a broad base of available capital sources and maintaining liquidity for timely execution of transactions. At December 31, 2004, we had approximately $330 million of available capacity, exclusive of property level indebtedness, to support our acquisition program going into 2005.

SL Green raises funds through strategic partnerships, diversifying risk and taking advantage of efficient capital structures. In the acquisition of 485 Lexington Avenue, we established a joint venture with the City Investment Fund, L.P. and the Witkoff Group where SL Green is also the operating partner managing the redevelopment program and operations of the building. The structure provides SL Green with diversification of risk as well as fee-enhanced income in the form of management fees, leasing commissions and incentive fees.

Recycling organic capital, however, continues to be our most cost-efficient source of capital and the cornerstone of our business philosophy. Through the selective disposition of non-core assets, SL Green sold 1466 Broadway and 17 Battery Place North. Sales proceeds of $230 million were redeployed primarily into the accretive acquisition of the TIAA-CREF Portfolio. Substantially all of the gains on sale of the two properties—approximately $90 million—were deferred through a reverse 1031 exchange with 750 Third Avenue. We also recapitalized One Park Avenue with new first mortgage indebtedness and by selling a 75 percent interest to an affiliate of Credit Suisse First Boston. The recapitalization converted floating rate liabilities to fixed rate liabilities in addition to generating total sales proceeds of $239 million and an incentive fee of $4 million.

MARKETING AND LEASING

POSITIONING PROPERTIES TO MEET TENANT DEMAND

During 2004, SL Green signed 328 leases totaling more than 2 million square feet, which represented nearly 10 percent of the 19.5 million square feet of leases signed in Midtown Manhattan. This achievement reflects SL Green's leading position as a premier marketing and leasing company.



SOMETHING **BIG** IS COMING...

GRAND CENTRAL SQUARE

SL GREEN REALTY CORP

We ended the year with a 300,000 square foot renewal and expansion of the Visiting Nurse Service of New York lease at 1250 Broadway, and earlier in the year signed a 137,000 square foot lease with Viacom at 1515 Broadway. Transactions such as these are indicative of developing leasing trends within Midtown—accelerating demand for big block space. During 2004, more than half of the lease square footage signed in Midtown was for leases greater than 100,000 square feet, further evidencing demand for big block space.

SL Green's marketing and leasing team have positioned our properties in a compelling fashion to attract demand from tenants seeking larger, high quality office space. Since IPO, SL Green's average tenant size has more than doubled and over the last three years the size of the average lease signed has increased more than 60 percent to 6,098 square feet. Our lease specialists remain unmatched within Midtown Manhattan.

In 2005, the Company's creative real estate team will apply its skills to the marketing and leasing of 750 Third Avenue and 485 Lexington Avenue, which we have introduced to the market as "Grand Central Square." Combined, the buildings will have over 1 million square feet of available space by the beginning of 2006, located just 1.5 blocks from Grand Central Terminal.



Left to right: **Steven M. Durels,** *Executive Vice President, Director of Leasing;* **Natasha Vardoulias,** *Leasing Paralegal* and **Neil H. Kessner,** *Senior Vice President, Real Estate and Leasing Counsel.*



RECOGNIZING IMPROVEMENT IN MIDTOWN MARKET FUNDAMENTALS, THE RECENTLY BRANDED "GRAND CENTRAL SQUARE" HAS BEEN POSITIONED TO MEET TENANT DEMAND FOR HIGH QUALITY BIG BLOCK SPACE.

New Leases Signed
and
Average Lease Size

265   265   261   222   282   328

4,736   5,023   3,847   3,809   5,744   6,098

'99   '00   '01   '02   '03   '04

New Leases Signed
Average Lease Size

485 Lexington Avenue
Acquired July 2004
for $225 million

AFTER A STRATEGIC REPOSITIONING PROGRAM, 1515 BROADWAY IS 100 PERCENT LEASED WITH RETAIL RENTAL RATES AMONG THE HIGHEST IN TIMES SQUARE.





1515 Broadway
Acquired May 2002
$483.5 million

REPOSITIONING

BRINGING PROPERTIES TO THEIR FULL POTENTIAL



Left to right: **Steven M. Durels,** *Executive Vice President, Director of Leasing;* **Edward V. Piccinich,** *Executive Vice President, Director of Property Management and Construction;* **Gerard T. Nocera,** *Chief Operating Officer and* **Neil H. Kessner,** *Senior Vice President, Real Estate and Leasing Counsel.*

Office buildings are more than just concrete, glass and steel. They occupy places within their markets, tending to serve certain kinds of tenants and projecting their own image. Enhancing or changing the character, function or presence of a property can have a tremendous impact on their appeal and value. SL Green's ability to reposition properties in ways that redefine their place in the market has been an important part of our success.

Our experience with 1515 Broadway illustrates that point. Located in the heart of Times Square within walking distance of Manhattan's main transportation hubs, it is headquarters to Viacom. MTV Store, Paramount Pictures, Showtime Networks and Infinity Broadcasting, subsidiaries of Viacom, are also tenants in the building. The extremely well-located property has large floor plates and fantastic views. Yet its status as a premier property was undermined by unattractive and undesirable retail uses.

By repositioning all of the retail space of the property, SL Green made 1515 Broadway an exciting symbol of the renewed and revitalized Times Square. We improved the streetscape and upgraded the quality of the retailers. At the same time, we maximized retail rental income and enhanced value of the property.

Today 1515 Broadway is 100 percent leased, with retail rental rates among the highest in Times Square. More importantly, its presence in the neighborhood has been elevated and now complements the high-profile media and entertainment office tenants that operate within the building.

OPERATIONS

DELIVERING "EXCELLENCE IN OPERATIONS"

The size and diversity of our portfolio and the hands-on nature of our business model make "excellence in operations" a tremendously important aspect of our business philosophy.

Our ability to operate our properties is directly related to the effective management of the buildings by the portfolio and property managers. Building management teams are focused on the ultimate goals of tenant satisfaction, safety and retention. At any given time, we have over 50 projects under way throughout our portfolio involving properties of widely varying age, infrastructure, machinery and equipment. We work endlessly to evaluate, maintain and improve mission-critical systems like telecommunications, electrical and HVAC on a property-by-property basis.

In 2004, we implemented portfolio-wide initiatives to improve safety and security, introduced an Internet-based work order system and adopted best practices in a broad range of areas. Initiatives such as these contribute to enhancing tenant experiences and ultimately bottom line growth.

The operational expertise we bring to bear make possible acquisitions like 19 West 44th Street, located between Fifth Avenue and Avenue of the Americas in Midtown Manhattan. This property offers significant potential for appreciation as SL Green repositions the property to Class A standards through operational upgrades, improvements to infrastructure, addition of amenities and a strategic leasing program.



Left to right: **Anthony Malandro,** *Vice President, Portfolio Manager;* **Edward V. Piccinich,** *Executive Vice President, Director of Property Management & Construction;* **Fanci Weissman,** *Vice President, Portfolio Manager* and **Richard Currenti,** *Vice President, Portfolio Manager.*



BY INVESTING SIGNIFICANT CAPITAL INTO PHYSICAL IMPROVEMENTS, TENANT RETENTION REMAINS HIGH AND PORTFOLIO OCCUPANCY CONTINUES TO OUTPERFORM THE MARKET THROUGH ALL CYCLES.

Occupancy

96.5%

89.8%

89.7%

— SLG Portfolio (1)
Class A Midtown Markets
— Class B Midtown Markets

Source: Cushman & Wakefield
(1) 2004 occupancy excludes
625 Madison Avenue which
was acquired October 2004

19 West 44th Street
*Acquired March 2004
for $67 million*



ORIGINATING

$300 MILLION

OF NEW INVESTMENTS

IN 2004,

OUR STRUCTURED

FINANCE

INVESTMENTS

PROVIDE

PORTFOLIO BALANCE

AND DIVERSITY.

STRUCTURED FINANCE

PROVIDING PORTFOLIO BALANCE AND DIVERSITY

Structured finance has always been an important part of SL Green's "Growth by Design" blueprint, and 2004 was no exception. We continued to originate and acquire loans and other fixed-income investments secured by real estate, providing balance and diversity to SL Green's portfolio.

During 2004, we originated over $300 million in new structured finance investments on SL Green's balance sheet, including a $75 million preferred equity investment in the Bellemeade portfolio with our partners at the Gale Companies. This was a strategic transaction as our investment in the 4.7 million square foot office portfolio establishes a foothold for SL Green's structured finance business within New Jersey.

Through our structured finance investment activities, we originated assets with longer-term maturities, so that SL Green's remaining on-book structured finance investments have the potential to deliver consistent earnings for years to come.

Also in 2004, we sought to unlock the enterprise value of the structured finance business built within SL Green by establishing a separate public company, Gramercy Capital Corp. Unlike SL Green, with its Manhattan office property focus, Gramercy is a focused real estate specialty finance company that operates a national platform with a broad investment strategy.



Maturity Profile
(in millions of dollars)

250

200

150

100

50

'05 '06 '07 '08 '09+



Investment Profile
(in millions of dollars)

$109

$166

$75

Junior Mortgage Participations

Mezzanine Debt

Preferred Equity



Growth by Design
SL GREEN
www.slgreen.com

UNLOCKING ENTERPRISE VALUE

GRAMERCY CAPITAL CORP.
(NYSE: GKK)

EXCEEDING MANAGEMENT EXPECTATIONS

Gramercy announced its IPO on July 28, 2004 and has already begun to establish itself as a leader among real estate specialty finance companies. Within only the first five months of operations, Gramercy:

- Achieved profitability
- Declared an initial quarterly dividend of $0.15 per common share
- Ended the year with a $278 million market capitalization and share price of $20.60
- Completed 15 investments totaling more than $400 million
- Entered 2005 with more than $300 million of available investment capacity

As part of Gramercy's IPO, SL Green purchased 3,125,000 shares for a 25 percent ownership interest in Gramercy. At December 31, 2004, our investment of $46.9 million had an estimated market value of approximately $64.4 million. We purchased an additional 1,275,000 shares of common stock in Gramercy during January 2005, increasing our total investment to approximately $68.9 million.

Going forward, SL Green's investment in Gramercy offers great potential for long-term earnings growth and net asset value creation. We will continue to be active investors in Gramercy, using our relationships and understanding of real estate finance to help ensure that Gramercy reaches its potential.



WITHIN THE FIRST FIVE MONTHS OF OPERATIONS, WHICH BEGAN AT IPO ON JULY 28, 2004, GRAMERCY CAPITAL CORP. HAD EXCEEDED MANAGEMENT'S EXPECTATIONS.

2004 GKK Timeline

Event	Date
Announced 4th Quarter Earnings of $0.15 Per Share	1/19/05
Completed $400 Million of Investments by 12/31/04	12/31/04
Announced $85 Million Investment in a National Office Portfolio	12/30/04
Declared Initial Quarterly Dividend of $0.15 Per Share	12/13/04
Announced Private Placement of $95 Million Common Stock Offering	12/3/04
Announced $40 Million Investment in Atlantic Yards	11/19/04
Announced Profits After First Two Months of Operations	10/18/04
Completed $120 Million of Investments by 9/30/04	9/30/04
Completed IPO, Raising $187 Million at $15.00 Per Share	8/2/04
Announced IPO for 12.5 Million Shares of Common Stock	7/28/04



GRAMERCY CAPITAL CORP.

GKK LISTED NYSE

From left to right:

Robert G. Britz
NYSE President and Co-Chief Operating Officer

Gramercy Capital Corp. Officers:

Andrew W. Mathias
Chief Investment Officer

Stephen L. Green
Chairman of the Board

Marc Holliday
President and Chief Executive Officer

Hugh F. Hall
Chief Operating Officer

Gregory F. Hughes
Chief Credit Officer

Robert R. Foley
Chief Financial Officer

Announcement of IPO on July 28, 2004

Properties	Submarket	Ownership	Rentable Square Feet	Percent of Total Square Feet	Percent Occupancy 12-31-04
PROPERTIES 100% OWNED					
2004 "Same Store"					
1140 Avenue of the Americas	Rockefeller Center	Leasehold Interest	191,000	1	94.7
110 East 42nd Street	Grand Central North	Fee Interest	181,000	1	88.9
1372 Broadway	Times Square South	Fee Interest	508,000	3	99.2
1414 Avenue of the Americas	Rockefeller Center	Fee Interest	111,000	1	96.8
286 Madison Avenue	Grand Central South	Fee Interest	112,000	1	92.1
290 Madison Avenue	Grand Central South	Fee Interest	37,000	0	100.0
292 Madison Avenue	Grand Central South	Fee Interest	187,000	1	99.7
317 Madison Avenue	Grand Central	Fee Interest	450,000	3	87.3
420 Lexington Avenue (Graybar)	Grand Central North	Operating Sublease	1,188,000	7	96.8
440 Ninth Avenue	Times Square South	Fee Interest	339,000	2	100.0
470 Park Avenue South	Park Avenue South	Fee Interest	260,000	1	87.9
555 West 57th Street	Midtown West	Fee Interest	941,000	6	100.0
673 First Avenue	Grand Central South	Leasehold Interest	422,000	2	80.6
70 West 36th Street	Times Square South	Fee Interest	151,000	1	96.1
711 Third Avenue	Grand Central North	Operating Sublease/Fee (1)	524,000	3	98.1
Subtotal/Weighted Average			5,602,000	33	95.2
2003 & 2004 Acquisitions					
125 Broad Street	Downtown East	Fee Interest	525,000	3	100.0
220 East 42nd Street	Grand Central East	Fee Interest	1,135,000	7	97.9
461 Fifth Avenue	Grand Central	Leashold Interest	200,000	1	91.4
750 Third Avenue	Grand Central Square	Fee Interest	780,000	5	100.0
625 Madison Avenue	Plaza District	Leasehold Interest	563,000	3	69.0
Subtotal/Weighted Average			3,203,000	19	93.3
Total/Weighted Average Properties 100% Owned			8,805,000	52	94.5
PROPERTIES <100% OWNED (Unconsolidated)					
2004 "Same Store"					
180 Madison Avenue—50%	Grand Central South	Fee Interest	265,000	2	84.9
One Park Avenue—17%	Grand Central South	Fee Interest	913,000	5	97.1
1250 Broadway—55%	Penn Station	Fee Interest	670,000	4	94.5
1515 Broadway—55%	Times Square	Fee Interest	1,750,000	10	99.7
100 Park Avenue—50%	Grand Central South	Fee Interest	834,000	5	93.1
Subtotal/Weighted Average			4,432,000	26	96.2
2003 & 2004 Acquisitions					
19 West 44th Street—35%	Midtown	Fee Interest	292,000	2	89.0
1221 Avenue of the Americas—45%	Rockefeller Center	Fee Interest	2,550,000	15	97.7
485 Lexington Avenue—30%	Grand Central Square	Fee Interest	921,000	5	100.0
Subtotal/Weighted Average			3,763,000	22	97.6
Total/Weighted Average Properties Less Than 100% Owned			8,195,000	48	96.9
Year End 2004 Grand Total			17,000,000	100	95.6(2)

(1) Including Ownership of 50% in Building Fee
(2) December 2004 weighted average occupancy without 625 Madison Avenue is 96.5%

Financial Table of Contents

Selected Financial Data

The following table sets forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.

In connection with this Annual Report, we are restating our historical audited consolidated financial statements as a result of Statement of Financial Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." During the periods presented below, we classified five properties as held for sale and, in compliance with SFAS No. 144, have reported revenue and expenses from these properties as discontinued operations, net of minority interest, for each period presented in our Annual Report. This reclassification had no effect on our reported net income or funds from operations.

We are also providing updated summary selected financial information, which is included below reflecting the prior period reclassification as discontinued operations of the property classified as held for sale during 2004.

Operating Data
(In thousands, except per share data)

Year Ended December 31,	2004	2003	2002	2001	2000
Total revenue	$348,988	$286,419	$215,241	$220,299	$198,993
Operating expenses	86,015	73,796	49,940	49,473	48,994
Real estate taxes	48,890	40,656	25,185	25,843	25,637
Ground rent	16,179	13,562	12,637	12,579	12,660
Interest	62,710	45,493	35,421	43,869	39,167
Depreciation and amortization	52,149	42,136	32,790	31,947	28,289
Marketing, general and administration	30,279	17,131	13,282	15,374	11,561
Total expenses	296,222	232,774	169,255	179,085	166,308
Income from continuing operations before items	52,766	53,645	45,986	41,214	32,685
Equity in net (loss) income from affiliates	—	(196)	292	(1,054)	378
Equity in net income of unconsolidated joint ventures	44,037	14,871	18,383	8,607	3,108
Income from continuing operations before minority interest and gain on sales	96,803	68,320	64,661	48,767	36,171
Minority interest	(5,693)	(4,169)	(3,771)	(3,476)	(6,042)
Income before gains on sale and cumulative effect of accounting charge	91,110	64,151	60,890	45,291	30,129
Gain on sale of properties/preferred investments	22,012	3,087	—	4,956	41,416
Cumulative effect of change in accounting principle	—	—	—	(532)	—
Income from continuing operations	113,122	67,238	60,890	49,715	71,545
Discontinued operations (net of minority interest)	96,308	30,921	13,441	13,286	14,672
Net income	209,430	98,159	74,331	63,001	86,217
Preferred dividends and accretion	(16,258)	(7,712)	(9,690)	(9,658)	(9,626)
Income available to common shareholders	$193,172	$90,447	$64,641	$53,343	$76,591
Net income per common share—Basic	$4.93	$2.80	$2.14	$1.98	$3.14
Net income per common share—Diluted	$4.75	$2.66	$2.09	$1.94	$2.93
Cash dividends declared per common share	$2.04	$1.895	$1.7925	$1.605	$1.475
Basic weighted average common shares outstanding	39,171	32,265	30,236	26,993	24,373
Diluted weighted average common shares and common share equivalents outstanding	43,078	38,970	37,786	29,808	31,818

Selected Financial Data
(continued)

Balance Sheet Data
(In thousands)

As of December 31,	2004	2003	2002	2001	2000
Commercial real estate, before accumulated depreciation	$1,756,104	$1,346,431	$ 975,776	$ 984,375	$ 895,810
Total assets	2,751,881	2,261,841	1,473,170	1,371,577	1,161,154
Mortgage notes payable, revolving credit facilities and term loans	1,150,376	1,119,449	541,503	504,831	460,716
Minority interests	75,064	54,791	44,718	46,430	43,326
Preferred Income Equity Redeemable Shares SM	—	—	111,721	111,231	110,774
Stockholders' equity	1,347,880	950,782	626,645	612,908	455,073

Other Data
(In thousands)

Year Ended December 31,	2004	2003	2002	2001	2000
Funds from operations available to common shareholders (1)	$ 162,377	$ 128,780	$116,230	$ 94,416	$ 74,698
Funds from operations available to all shareholders (1)	162,377	135,473	125,430	103,616	83,898
Net cash provided by operating activities	116,264	78,250	101,948	80,588	53,806
Net cash used in investment activities	(220,851)	(491,369)	(52,328)	(420,061)	(38,699)
Net cash provided by (used in) financing activities	101,836	393,645	(4,793)	341,873	(25,875)

(1)Funds From Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with generally accepted accounting principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITS, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

SL Green Realty Corp., or the Company, a Maryland corporation, and SL Green Operating Partnership, L.P., or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. We are a self-managed real estate investment trust, or REIT, with in-house capabilities in property management, acquisitions, financing, development, construction and leasing. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in this Annual Report.

Improving fundamentals which we discussed in 2003 continued to improve during 2004, with a slight pause during the third quarter. New York City's unemployment rate decreased to 6.2%, the lowest rate since March 2001 and further narrowing the gap with the national unemployment rate. Payroll jobs increased with professional and business services firms leading the way in additions. Securities industry profits and employment continued their rebound since the low levels of 2002, and are projecting a 12.8% increase in industry profits and 3.5% to 4.0% growth in employment during 2005. Additionally, New York City tourism and hotel occupancies, leading indicators of an improving economy, recorded their highest levels since the year 2000.

Recovery of the commercial real estate market that began in 2003 clearly solidified in 2004, with material gains in leasing activity and absorption. New leasing activity was up 30% for the year and absorption finished the year positive for the first time since 2000. The strong Midtown market accounted for much of the improvement. More than half of the total leasing activity came from Class A space in Midtown, and the overall Midtown vacancy rate dropped from 12% to 10% year over year. For the first time in nearly four years, Midtown posted positive absorption of 4.4 million square feet compared with negative 4.0 million square feet in 2003. This increase in leasing activity was led by financial services firms, law firms and accounting services firms. We signed 293 office leases totaling 1.8 million square feet during 2004. Although asking rents were down for the overall Manhattan market, they showed improvement in Midtown. New cash rents on previously occupied space by new tenants at our Same Store Properties increased by 0.5% over previous cash rent paid by the old tenant for the same space.

During 2004, only 3.9 million square feet, or 2% of total Midtown office inventory, of new office space was added, the majority of which was fully leased as of year-end. In a supply-constrained market, there are few signs of a reprieve, with only 5.6 million square feet under construction as of year-end and a handful of large blocks of contiguous space. We ended the year at 96.5% weighted average occupancy, excluding the recently acquired 625 Madison Avenue, and have signed leases totaling more than 300,000 square feet thus far in 2005.

Sales activity in 2004 surpassed the record set in 2003, as total volume reached $14.5 billion. During 2004, we sold three properties at a blended rate of $338 per square foot for total sales proceeds of $549.0 million. Properties sold included 1466 Broadway, 17 Battery Place North and a 75% interest in One Park Avenue. Proceeds from these dispositions were recycled in four separate investments totaling approximately $780.0 million, or $305 per square foot on average. Acquisitions included 625 Madison Avenue, 750 Third Avenue, 485 Lexington Avenue and 19 West 44th Street.

Our outlook for 2005 is a continuation of the solid performance demonstrated in 2004.

As of December 31, 2004, our wholly-owned properties consisted of 20 commercial properties encompassing approximately 8.8 million rentable square feet located primarily in midtown Manhattan, a borough of New York City, or Manhattan. As of December 31, 2004, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 94.5%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own eight commercial properties in Manhattan, encompassing approximately 8.2 million rentable square feet, and which had a weighted average occupancy of 96.9% as of December 31, 2004. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Rental Property

On a periodic basis, our management team assesses whether there are any indicators that the value of our real estate properties, including joint venture properties and assets held for sale, and structured finance investments may be impaired. If the carrying amount of the property is greater than the estimated expected future cash flow (undiscounted and without interest charges) of the asset or sales price,

impairment has occurred. We will then record an impairment loss equal to the difference between the carrying amount and the fair value of the asset. We do not believe that the value of any of our rental properties or structured finance investments was impaired at December 31, 2004 and 2003.

In accordance with SFAS 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below-market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

Investment in Unconsolidated Joint Ventures

We accounted for our investments in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under FIN 46. In all the joint ventures, the rights of the minority investor are both protective as well as participating. These rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. See Note 6. None of the joint venture debt is recourse to us.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses which may occur

against this account. The balance reflected on the balance sheet is net of such allowance.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2004 or 2003.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

RESULTS OF OPERATIONS
Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

The following comparison for the year ended December 31, 2004, or 2004, to the year ended December 31, 2003, or 2003, makes reference to the following: (i) the effect of the "Same Store Properties," which represents all properties owned by us at January 1, 2003 and at December 31, 2004 and totalled 15 of our 20 wholly-owned properties, represented approximately 61% of our annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties acquired in 2003, namely, 220 East 42nd Street (February 2003), 125 Broad Street (March 2003) and 461 Fifth Avenue (October 2003) and in 2004, namely, 750 Third Avenue (July 2004) and 625 Madison Avenue (October 2004), and (iii) "Other," which represents corporate level items not allocable to specific properties and eEmerge. Assets classified as held for sale in 2003, namely 50 West 23rd Street, 1370 Broadway and 875 Bridgeport Avenue, Shelton, CT and in 2004, namely, 1466 Broadway and 17 Battery Place are excluded from the following discussion.

Rental Revenues
(in millions)

	2004	2003	$ Change	% Change
Rental revenue	$244.9	$214.0	$30.9	14.4%
Escalation and reimbursement revenue	45.1	39.8	5.3	13.3
Total	$290.0	$253.8	$36.2	14.3%
Same Store Properties	$207.6	$201.1	$ 6.5	3.2%
Acquisitions	83.4	50.6	32.8	64.8
Other	(1.0)	2.1	(3.1)	(147.6)
Total	$290.0	$253.8	$36.2	14.3%

Despite a decrease in weighted average occupancy in the Same Store Properties from 95.8% in 2003 to 95.2% in 2004, rental revenue in the Same Store Properties increased because new cash rents on previously occupied space by new tenants at Same Store Properties was 0.5% higher than the previously fully escalated rent (i.e., the latest annual rent paid on the same space by the old tenant).

At December 31, 2004, we estimated that the current market rents on our wholly-owned properties were approximately 15.3% higher than then existing in-place fully escalated rents. Approximately 15.9% of the space leased at wholly-owned properties expires during 2005. This excludes approximately 440,000 square feet of in-place leases at 750

Third Avenue which will remain in place after Teachers Insurance lease ends in December 2005. We believe that occupancy rates at the Same Store Properties will increase to approximately 96% in 2005.

The increase in escalation and reimbursement revenue was primarily due to the recoveries at the Same Store Properties ($1.6 million) and the Acquisitions ($4.1 million). This was offset by a decrease in Other entities ($0.4 million). The increase in recoveries at the Same Store Properties was primarily due to real estate tax recoveries ($0.9 million) and operating expense recoveries ($0.3 million). We recovered approximately 95% of our electric costs at our Same Store Properties during 2004.

Investment and Other Income
(in millions)

	2004	2003	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$ 44.0	$14.9	$29.1	195.3%
Investment and preferred equity income	39.1	22.1	17.0	76.9
Other	19.9	10.5	9.4	89.5
Total	$103.0	$47.5	$55.5	116.8%

The increase in equity in net income of unconsolidated joint ventures was primarily due to our acquisition of a 45% interest in 1221 Avenue of the Americas in late December 2003 ($28.4 million). This was partially offset by a reduction in our interest in One Park Avenue from 55% to 16.7% ($2.5 million). Occupancy at our joint venture properties increased from 95.8% in 2003 to 96.9% in 2004. At December 31, 2004, we estimated that current market rents at our joint venture properties were approximately 19.1% higher than then existing in-place fully escalated rents. Approximately 15.4% of the space leased at our joint venture properties expires during 2005.

The increase in investment income from structured finance investments was primarily due to the weighted average investment balance outstanding and yield being $285.0 million and 10.5%, respectively, for 2004 compared to $135.8 million and 11.7%, respectively, for 2003. In addition, we recognized a $4.2 million gain in 2004 offset by a $4.5 million gain in 2003 from a partial distribution from a joint venture, which owned a mortgage position in a portfolio of office and industrial properties. The balance of the increase is primarily from the amortization of origination fees, the receipt of exit fees and accelerated origination fees due to the redemption of certain investments (approximately $3.7 million).

The increase in other income was primarily due to lease buy-out income ($0.8 million), fee income earned by GKK Manager, an affiliate of ours and the external manager of Gramercy Capital Corp., or Gramercy, (approximately $1.3 million) and fee income earned by the service corporation ($4.2 million), which was accounted for under the equity method prior to July 1, 2003. In addition, we recognized an incentive distribution resulting from the sale of an interest in One Park ($4.3 million). This was offset by a reduction in

gains from the sale of non-real estate assets ($0.4 million) and asset management fees ($1.4 million).

Property Operating Expenses

(in millions)

	2004	2003	$ Change	% Change
Operating expenses (excluding electric)	$ 66.5	$ 55.8	$10.7	19.2%
Electric costs	19.5	18.0	1.5	8.3
Real estate taxes	48.9	40.7	8.2	20.2
Ground rent	16.2	13.6	2.6	19.1
Total	$151.1	$128.1	$23.0	18.0%
Same Store Properties	$102.1	$ 97.5	$ 4.6	4.7%
Acquisitions	39.1	24.5	14.6	59.6
Other	9.9	6.1	3.8	62.3
Total	$151.1	$128.1	$23.0	18.0%

Same Store Properties operating expenses, excluding real estate taxes ($2.6 million), increased approximately $2.0 million. There were increases in payroll and cleaning costs ($0.9 million) and repairs, maintenance and security expenses ($1.3 million). This was offset by reductions in advertising, insurance, professional and management costs ($0.1 million) and utility costs ($0.1 million).

The increase in real estate taxes was primarily attributable to the Same Store Properties ($2.6 million) due to higher assessed property values and increased tax rates and the Acquisitions ($5.6 million).

Other Expenses

(in millions)

	2004	2003	$ Change	% Change
Interest expense	$ 62.7	$ 45.5	$17.2	37.8%
Depreciation and amortization expense	52.2	42.1	10.1	24.0
Marketing, general and administrative expenses	30.3	17.1	13.2	77.2
Total	$145.2	$104.7	$40.5	38.7%

The increase in interest expense was primarily attributable to costs associated with new investment activity and the funding of ongoing capital projects and working capital requirements. The weighted average interest rate decreased from 5.66% for the year ended December 31, 2003 to 5.61% for the year ended December 31, 2004. As a result of the new investment activity, the weighted average debt balance increased from $756.4 million as of December 31, 2003 to $1.1 billion as of December 31, 2004.

Marketing, general and administrative expenses increased primarily as a result of higher compensation costs including a one-time charge related to a restricted stock award, administrative and compensation costs associated with GKK Manager, and higher professional fees primarily due to implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Marketing, general and administrative costs represented 8.7% of total revenues in 2004 compared to 6.0% in 2003.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

The following comparison for the year ended December 31, 2003, or 2003, to the year ended December 31, 2002, or 2002, makes reference to the following: (i) the effect of the "Same Store Properties," which represented all properties owned by us at January 1, 2002 and at December 31, 2003 and totalled 15 of our 20 wholly-owned properties, representing approximately 75% of our annualized rental revenue, (ii) the effect of the "Acquisitions," which represents all properties acquired in 2003, namely, 220 East 42nd Street (February 2003), 125 Broad Street (March 2003) and 461 Fifth Avenue (October 2003), and (iii) "Other," which represents corporate level items not allocable to specific properties and eEmerge. Assets classified as held for sale in 2003, namely 50 West 23rd Street, 1370 Broadway and 875 Bridgeport Avenue, Shelton, CT and in 2004, namely 1466 Broadway and 17 Battery Place, are excluded from the following discussion.

Rental Revenues

(in millions)

	2003	2002	$ Change	% Change
Rental revenue	$214.0	$161.1	$52.9	32.8%
Escalation and reimbursement revenue	39.8	25.4	14.4	56.7
Total	$253.8	$186.5	$67.3	36.1%
Same Store Properties	$201.1	$187.0	$14.1	7.5%
Acquisitions	50.6	—	50.6	—
Other	2.1	(0.5)	2.6	520.0
Total	$253.8	$186.5	$67.3	36.1%

Despite a decrease in occupancy in the Same Store Properties from 96.9% in 2002 to 95.8% in 2003, rental revenue in the Same Store Properties increased because new cash rents on previously occupied space by new tenants at Same Store Properties was 6.5% higher than the previously fully escalated rent (i.e., the latest annual rent paid on the same space by the old tenant).

At December 31, 2003, we estimated that the current market rents on our wholly-owned properties were approximately 1.0% higher than then existing in-place fully escalated rents. Approximately 8.0% of the space leased at wholly-owned properties expires during 2004. We believed that occupancy rates would remain relatively flat at the Same Store Properties in 2004.

The increase in escalation and reimbursement revenue was primarily due to the recoveries at the Same Store Properties ($9.0 million) and the Acquisitions ($5.4 million). The increase in recoveries at the Same Store Properties was due to real estate tax recoveries ($6.5 million), operating expense recoveries ($1.4 million) and electric recoveries ($1.1 million). We recovered approximately 90% of our electric costs at our Same Store Properties during 2003.

Investment and Other Income

(in millions)

	2003	2002	$ Change	% Change
Equity in net income of unconsolidated joint ventures	$14.9	$18.4	$(3.5)	(19.0)%
Investment and preferred equity income	22.1	23.2	(1.1)	(4.7)
Other	10.5	5.5	5.0	90.9
Total	$47.5	$47.1	$ 0.4	0.9%

The decrease in equity in net income of unconsolidated joint ventures was primarily due to lower occupancy levels in 2003 compared to 2002. Occupancy at our joint venture properties decreased from 97.3% in 2002 to 95.8% in 2003. At December 31, 2003, we estimated that current market rents at our joint venture properties would be approximately 14.4% higher than then existing in-place fully escalated rents. Approximately 3.7% of the space leased at our joint venture properties was expected to expire during 2004. Our acquisition of a 45% interest in 1221 Avenue of the Americas in late December 2003 was expected to significantly increase our equity in net income of unconsolidated joint ventures in 2004.

The decrease in investment income from structured finance investments primarily represents a decrease in preferred equity income ($3.7 million) as a result of the redemption of the preferred equity investment in 220 East 42nd Street in March 2003. This was partially offset by an increase in investment income from mezzanine transactions ($2.7 million). The weighted average investment balance outstanding and yield were $135.8 million and 11.72%, respectively, for 2003 compared to $160.4 million and 13.1%, respectively, for 2002.

The increase in other income was primarily due to lease buyout income ($0.7 million) and gains from the sale of non-real estate assets ($1.1 million). The balance represents fee income earned by the service corporation ($3.3 million), which was accounted for under the equity method prior to July 1, 2003.

Property Operating Expenses

(in millions)

	2003	2002	$ Change	% Change
Operating expenses (excluding electric)	$ 55.8	$36.2	$19.6	54.1%
Electric costs	18.0	13.7	4.3	31.4
Real estate taxes	40.7	25.2	15.5	61.5
Ground rent	13.6	12.6	1.0	7.9
Total	$128.1	$87.7	$40.4	46.1%
Same Store Properties	$ 97.5	$84.4	$13.1	15.5%
2003 Acquisitions	24.5	—	24.5	—
Other	6.1	3.3	2.8	84.9
Total	$128.1	$87.7	$40.4	46.1%

Same Store Properties operating expenses, excluding real estate taxes ($7.2 million), increased approximately $5.9 million. There were increases in insurance premiums from policy renewals ($2.1 million), advertising, professional and management costs ($1.2 million), repairs, maintenance and security expenses ($0.4 million) and utility costs ($1.8 million).

The increase in electric costs was primarily due to higher electric usage in 2003 compared to 2002 as well as an increase in the square footage of wholly-owned properties.

The increase in real estate taxes was primarily attributable to the Same Store Properties ($7.2 million) due to higher assessed property values and increased tax rates and the Acquisitions ($8.3 million).

Other Expenses

(in millions)

	2003	2002	$ Change	% Change
Interest expense	$ 45.5	$35.4	$10.1	28.5%
Depreciation and amortization expense	42.1	32.8	9.3	28.4
Marketing, general and administrative expenses	17.1	13.3	3.8	28.6
Total	$104.7	$81.5	$23.2	28.5%

The increase in interest expense was primarily attributable to costs associated with new investment activity ($15.1 million) and the funding of ongoing capital projects and working capital requirements ($0.3 million). This was partially offset by reduced interest costs due to dispositions ($4.4 million) and floating rate debt ($0.5 million), due to the weighted average interest rate decreasing from 6.31% for the year ended December 31, 2002 to 5.66% for the year ended December 31, 2003. As a result of the new investment activity, the weighted average debt balance increased from $555.6 million as of December 31, 2002 to $756.4 million as of December 31, 2003.

Marketing, general and administrative expenses increased primarily as a result of higher compensation awards. Despite this, we have reduced our marketing, general and administrative costs to 6.0% of total revenues in 2003 compared to 6.2% in 2002.

LIQUIDITY AND CAPITAL RESOURCES

We currently expect that our principal sources of working capital and funds for acquisition and redevelopment of properties, tenant improvements and leasing costs and for structured finance investments will include: (1) cash flow from operations; (2) borrowings under our secured and unsecured revolving credit facilities; (3) other forms of secured or unsecured financing; (4) proceeds from common or preferred equity or debt offerings by us or the Operating Partnership (including issuances of limited partnership units in the Operating Partnership); and (5) net proceeds from divestitures of properties and redemptions and participations of structured finance investments. Cash flow from operations is primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectibility of rent and operating escalations and recoveries from our tenants and the level of operating and other costs. Additionally, we believe that

our joint venture investment programs will also continue to serve as a source of capital for acquisitions. We believe that our sources of working capital, specifically our cash flow from operations and borrowings available under our unsecured and secured revolving credit facilities, and our ability to access private and public debt and equity capital, are adequate for us to meet our short-term and long-term liquidity requirements for the foreseeable future. With the commencement of operations of Gramercy Capital Corp. (NYSE:GKK) in August 2004, there will be a reduced focus on direct structured finance investments made by us.

CASH FLOWS

2004 Compared to 2003

Net cash provided by operating activities increased $38.0 million to $116.3 million for the year ended December 31, 2004 compared to $78.3 million for the year ended December 31, 2003. Operating cash flow was primarily generated by the Same Store Properties and Acquisitions, as well as the structured finance investments.

Net cash used in investing activities decreased $270.5 million to $220.9 million for the year ended December 31, 2004 compared to $491.4 million used during the year ended December 31, 2003. The primary reason for the decrease was due to the net proceeds received upon the sales of 17 Battery Place North and 1466 Broadway in 2004 ($220.3 million) compared to the proceeds from the sales of 50 West 23rd Street, 1370 Broadway and Shaws in 2003 ($119.1 million). In addition, we had increased distributions from our joint ventures due to the refinancing of 1515 Broadway, 1250 Broadway and One Park as well as the sale of an interest in One Park ($193.1 million), which was offset by new joint venture investments, including 19 West 44th Street, 485 Lexington Avenue and Gramercy Capital Corp. ($79.8 million). In comparison, during 2003, we purchased an interest in 1221 Avenue of the Americas of which our share of the cash invested was approximately $385.1 million and received distributions from our joint ventures ($36.5 million). There was an increase in acquisitions and capital improvements in 2004 ($388.2 million and $31.3 million, respectively) as compared to 2003 ($81.2 million and $22.5 million, respectively). This relates primarily to the acquisitions of 625 Madison Avenue and 750 Third Avenue in 2004 compared to the acquisitions of 220 East 42nd Street and condominium interests in 125 Broad Street in 2003. We made new structured finance investments, net of redemptions, totaling $132.9 million in 2004 compared to $126.7 million in 2003.

Net cash provided by financing activities decreased $291.8 million to $101.8 million for the year ended December 31, 2004 compared to $393.6 million used during the year ended December 31, 2003. The decrease was primarily due to the receipt of proceeds from the January and August 2004 common stock offering (approximately $138.6 million) and the May and July 2004 preferred stock offerings ($96.3 million) which was offset by the December 2003 preferred stock offering ($152.5 million). This was offset by net mortgage debt and credit facility borrowings (approximately $379.8 million).

2003 Compared to 2002

Net cash provided by operating activities decreased $23.6 million to $78.3 million for the year ended December 31, 2003 compared to $101.9 million for the year ended December 31, 2002. Operating cash flow was primarily generated by the Same Store Properties and 2003 Acquisitions, as well as the structured finance investments, but was reduced by the decrease in operating cash flow from the properties sold in 2003.

Net cash used in investing activities increased $439.1 million to $491.4 million for the year ended December 31, 2003 compared to $52.3 million for the year ended December 31, 2002. The increase was due primarily to the purchase of 1221 Avenue of the Americas in 2003 of which our share of the cash invested was approximately $385.1 million. This was offset by the receipt of net proceeds from the sale of 50 West 23rd Street, 1370 Broadway and 875 Bridgeport Avenue, Shelton, CT ($119.1 million). In addition, there was an increase in acquisitions and capital improvements in 2003 ($81.2 million and $22.5 million, respectively) as compared to 2002 (none and $26.7 million, respectively). This relates primarily to the acquisitions of 220 East 42nd Street, condominium interests in 125 Broad Street and 461 Fifth Avenue. In addition, there were net originations of structured finance investments ($169.3 million) in 2003 compared to 2002.

Net cash provided by financing activities increased $398.4 million to $393.6 million for the year ended December 31, 2003 compared to $4.8 million of net cash used for the year ended December 31, 2002. The increase was primarily due to new mortgage financings and draws under our credit facilities and term loans ($598.0 million) being greater than repayments ($346.9 million). In addition, we received net proceeds of $152.5 million from the sale of our 7.625% Series C cumulative redeemable preferred stock in 2003.

Capitalization

As of December 31, 2004, we had 40,875,989 shares of common stock, 2,530,942 units of limited partnership interest in our Operating Partnership, 6,300,000 shares of our 7.625% Series C cumulative redeemable preferred stock, or Series C preferred stock and 4,000,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or Series D preferred stock, outstanding.

In August 2004, we sold 1,350,000 shares of our common stock. The net proceeds from this offering (approximately $65.0 million) were used to pay down our unsecured revolving credit facility.

In April 2004, we issued 2,450,000 shares of our Series D preferred stock for cash. The shares of Series D preferred stock have a liquidation preference of $25.00 per share and will be redeemable at par for cash at our option on or after May 27, 2009. The net proceeds from this offering (approximately $59.0 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. In July 2004, we issued an additional 1,550,000 shares of our Series D preferred stock, raising additional net proceeds of approximately $37.3 million.

In January 2004, we sold 1,800,000 shares of our common stock. The net proceeds from this offering (approximately $73.6 million) were used to pay down our unsecured revolving credit facility.

On December 12, 2003, we sold 6,300,000 shares of our Series C preferred stock. A portion of the net proceeds from this offering ($152.0 million) were used to pay down our secured and unsecured revolving credit facilities.

On September 30, 2003, we converted our 4,600,000 PIERS into 4,698,880 shares of our common stock.

We currently have the ability to issue up to an aggregate amount of approximately $334.5 million of our common and preferred stock, depository shares and warrants under our current shelf registration statement, which was declared effective in March 2004.

Rights Plan

We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our common shareholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a purchase announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 17% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 17% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001. The DRIP commenced on September 24, 2001. We registered 3,000,000 shares of common stock under the DRIP.

During the years ended December 31, 2004 and 2003, we issued 194,863 and 68,453 common shares and received approximately $8.9 million and $2.5 million of proceeds from dividend reinvestments and/or stock purchases under the DRIP, respectively. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors has adopted a long-term, seven-year compensation program for certain members of senior management. The program, which measures our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of our common equity are to achieve a 40% total return, or baseline return, during the measurement period over a base share price of $30.07 per share before any

restricted stock awards are granted. Plan participants will receive an award of restricted stock in an amount between 8% and 10% of the excess total return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our 1997 Stock Option and Incentive Plan, as amended, which was previously approved through a shareholder vote in May 2002. We will record the expense of the restricted stock award in accordance with Financial Accounting Standards Board, or FASB, Statement No. 123, "Accounting for Stock-Based Compensation." The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25.5 million) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $0.65 million and $0.5 million related to this plan was recorded during the years ended December 31, 2004 and 2003, respectively.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the six months ended December 31, 2004, 1,000 phantom stock units were earned. As of December 31, 2004, there were approximately 1,000 phantom stock units outstanding.

Market Capitalization

At December 31, 2004, borrowings under our mortgage loans, secured and unsecured revolving credit facilities and term loans (excluding our share of joint venture debt of $565.2 million) represented 28.5% of our consolidated market capitalization of $4.0 billion (based on a common stock price of $60.55 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2004). Market capitalization includes our consolidated debt, common and preferred stock and the conversion of all units of limited partnership interest in our Operating Partnership, but excludes our share of joint venture debt.

Indebtedness

The table below summarizes our consolidated mortgage debt, secured and unsecured revolving credit facilities and term loans outstanding at December 31, 2004 and 2003, respectively (in thousands).

December 31,	2004	2003
Debt Summary:		
Balance		
Fixed rate	$ 614,476	$ 515,871
Variable rate—hedged	425,000	270,000
Total fixed rate	1,039,476	785,871
Variable rate	—	267,578
Variable rate—supporting variable rate assets	110,900	66,000
Total variable rate	110,900	333,578
Total	$1,150,376	$1,119,449
Percent of Total Debt:		
Total fixed rate	90.36%	70.20%
Variable rate	9.64%	29.80%
Total	100.00%	100.00%
Effective Interest Rate for the Year:		
Fixed rate	6.12%	6.77%
Variable rate	2.86%	2.85%
Effective interest rate	5.61%	5.66%

The variable rate debt shown above bears interest at an interest rate based on LIBOR (2.40% and 1.12% at December 31, 2004 and 2003, respectively). Our consolidated debt at December 31, 2004 had a weighted average term to maturity of approximately 5.6 years.

As of December 31, 2004, we had ten structured finance investments collateralizing our secured revolving credit facility. Certain of our structured finance investments, totaling $138.3 million, are variable rate investments which mitigate our exposure to interest rate changes on our unhedged variable rate debt.

Mortgage Financing

As of December 31, 2004, our total mortgage debt (excluding our share of joint venture debt of approximately $565.2 million) consisted of approximately $614.5 million of fixed rate debt, including hedged variable rate debt, with an effective weighted average interest rate of approximately 6.76% and no unhedged variable rate debt.

REVOLVING CREDIT FACILITIES

Unsecured Revolving Credit Facility

We currently have a $300.0 million unsecured revolving credit facility, which matures in March 2006. This unsecured revolving credit facility has an automatic one-year extension option provided that there are no events of default under the loan agreement. In September 2004, this unsecured revolving credit facility was modified to reduce interest rate spreads by between 25 basis points and 35 basis points and currently carries a spread of 120 basis points over the 30-day LIBOR. At December 31, 2004, nothing was outstanding under this unsecured revolving credit facility. Availability under this unsecured revolving credit facility at December 31, 2004 was reduced by the issuance of letters of credit in the amount of $4.0 million.

Secured Revolving Credit Facilities

In March 2004, we increased our $75.0 million secured revolving credit facility to $125.0 million and extended the maturity date to December 2006. This secured revolving credit facility is secured by various structured finance investments. In September 2004, this secured revolving credit facility was modified to reduce interest rate spreads by between 25 basis points and 35 basis points and currently carries a spread of 120 basis points over the 30-day LIBOR. At December 31, 2004, $92.0 million was outstanding under this secured revolving credit facility and carried an effective all-in annual weighted average interest rate of 4.13%.

In connection with a structured finance transaction, which closed in June 2004, we entered into a secured term loan for $18.9 million. This loan, which matured in January 2005, carried an interest rate of 200 basis points over the one-month LIBOR (effective all-in rate of 3.77% for the year ended December 31, 2004). This loan was repaid in January 2005.

Term Loans

In December 2002, we obtained a $150.0 million unsecured term loan. Effective June 2003, this unsecured term loan was increased to $200.0 million and the term was extended by six months to June 2008. In August 2004, the unsecured term loan was increased to $325.0 million and the maturity date was further extended to August 2009. As part of the amendment, the interest rate spreads were reduced by between 25 basis points and 30 basis points. As of December 31, 2004, we had $325.0 million outstanding under the unsecured term loan at the rate of 125 basis points over LIBOR. To limit our exposure to the variable LIBOR rate we entered into various swap agreements to fix the LIBOR rate on the entire unsecured term loan. The effective all-in annual weighted average interest rate on the unsecured term loan was 4.96% for 2004.

In December 2003, we entered into an unsecured non-recourse term loan for $67.6 million and repaid the mortgage on 555 West 57th Street. The terms of this loan were the same as those on the 555 West 57th Street mortgage. As a result, this loan, which was to mature in November 2004, carried an effective interest rate of 8.10%. This loan was repaid on April 30, 2004.

In December 2003, we closed on a $100.0 million five-year non-recourse term loan, secured by a pledge of our ownership interest in 1221 Avenue of the Americas. This term loan has a floating rate of 150 basis points over the current LIBOR rate and carried an effective all-in annual weighted average interest rate of 3.54%. During April 2004, we entered into a swap agreement to fix the LIBOR at a blended all-in interest rate of 5.10% through December 2008.

Restrictive Covenants

The terms of our unsecured and secured revolving credit facilities and term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional

indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, the minimum amount of fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal income tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2004 and 2003, we were in compliance with all such covenants.

Market Rate Risk

We are exposed to changes in interest rates primarily from our floating rate borrowing arrangements. We use interest rate derivative instruments to manage exposure to interest

rate changes. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for 2004 and 2003, would increase our annual interest cost by approximately $1.1 million and $3.4 million and would increase our share of joint venture annual interest cost by approximately $2.8 million and $2.3 million, respectively.

We recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Approximately $1.0 billion of our long-term debt bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The interest rate on our variable rate debt and joint venture debt as of December 31, 2004 ranged from LIBOR plus 90 basis points to LIBOR plus 286 basis points.

Contractual Obligations

Combined aggregate principal maturities of mortgages and notes payable, revolving credit facilities, term loan, our share of joint venture debt, excluding extension options, estimated interest expense, and our obligations under our capital lease and ground leases, as of December 31, 2004 are as follows:

	Property Mortgages	Revolving Credit Facilities	Term Loans	Capital Lease	Ground Leases	Estimated Interest Expense	Total	Joint Venture Debt
2005	$ 51,405	$ 18,900	$ —	$ 1,322	$ 18,381	$ 62,427	$ 152,435	$ 17,240
2006	4,388	92,000	—	1,416	17,488	58,306	173,598	376,728
2007	83,012	—	1,324	1,416	16,594	53,275	155,621	53,723
2008	9,857	—	98,676	1,416	16,594	47,677	174,220	21,923
2009	33,031	—	325,000	1,416	16,594	36,339	412,380	779
Thereafter	432,783	—	—	53,320	329,971	75,953	892,027	94,817
	$614,476	$110,900	$425,000	$60,306	$415,622	$333,977	$1,960,281	$565,210

Off-Balance Sheet Arrangements

We have a number of off-balance sheet investments, including joint ventures and structured finance investments. These investments all have varying ownership structures. Substantially all of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control over the operating and financial decisions of these joint venture arrangements. Our off-balance sheet arrangements are discussed in Note 5, "Structured-Finance Investments" and Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying financial statements. Additional information about the debt of our unconsolidated joint ventures is included in "Contractual Obligations" above.

Capital Expenditures

We estimate that for the year ending December 31, 2005, we will incur approximately $60.0 million of capital expenditures (including tenant improvements and leasing commissions) on existing wholly-owned properties and our share of capital expenditures at our joint venture properties will be approximately $23.4 million. Of those total capital expenditures, approximately $6.8 million for wholly-owned properties and $7.8 million for

our share of capital expenditures at our joint venture properties are dedicated to redevelopment costs, including compliance with New York City local law 11. We expect to fund these capital expenditures with operating cash flow, borrowings under our credit facilities, additional property level mortgage financings, and cash on hand. Future property acquisitions may require substantial capital investments for refurbishment and leasing costs. We expect that these financing requirements will be met in a similar fashion. We believe that we will have sufficient resources to satisfy our capital needs during the next 12-month period. Thereafter, we expect that our capital needs will be met through a combination of net cash provided by operations, borrowings, potential asset sales or additional equity or debt issuances.

Dividends

We expect to pay dividends to our stockholders based on the distributions we receive from the Operating Partnership primarily from property revenues net of operating expenses or, if necessary, from working capital or borrowings.

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the

dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Based on our current annual dividend rate of $2.16 per share, we would pay approximately $89.8 million in dividends to our common stockholders. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our unsecured and secured credit facilities, and our unsecured term loan, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

RELATED PARTY TRANSACTIONS

Cleaning Services

First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services with respect to certain of the properties owned by us. First Quality is owned by Gary Green, a son of Stephen L. Green, our chairman of the Board and former chief executive officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by us to First Quality for services provided (excluding services provided directly to tenants) was approximately $4.6 million in 2004, $4.3 million in 2003 and $3.4 million in 2002. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2012 and provides for annual rental payments of approximately $323,000.

Security Services

Classic Security LLC, or Classic Security, provides security services with respect to certain properties owned by us. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $4.1 million in 2004, $3.7 million in 2003 and $3.2 million in 2002.

Messenger Services

Bright Star Couriers LLC, or Bright Star, provides messenger services with respect to certain properties owned by us. Bright Star is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $203,000 in 2004, $145,000 in 2003 and $87,000 in 2002.

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, New York, New York pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $65,000. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due under the lease is offset against a consulting fee, of $10,000 per month, an affiliate pays to her under a consulting agreement which is cancelable upon 30-days notice.

Management Fees

S.L. Green Management Corp. receives property management fees from certain entities in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entities was approximately $258,000 in 2004, $237,000 in 2003 and $242,000 in 2002.

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1,000,000 pursuant to his amended and restated employment and non-competition agreement he executed at that time. This loan bears interest at the applicable federal rate per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan is forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000, with a maturity date of July 2003. This loan bears interest at a rate of 6.60% per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) is forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. The balance outstanding on this loan, including accrued interest, was $200,000 on December 31, 2004. In addition, the $300,000 loan shall be forgiven if and when the $1,000,000 loan that Mr. Holliday received pursuant to his amended and restated employment and non-competition agreement is forgiven.

Brokerage Services

Sonnenblick-Goldman Company, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $80.0 million of first mortgage financing in 2003. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financing. The fees paid by us to Sonnenblick for such services was approximately $400,000 in 2003. In 2003, we also paid $623,000 to Sonnenblick in connection with the acquisition of 461 Fifth Avenue. In 2004, our 1515 Broadway joint venture paid approximately $885,000 to Sonnenblick in connection with securing a $425.0 million first mortgage for the property.

Gramercy Capital Corp.

Our related party transactions with Gramercy are discussed in Note 13, "Related Party Transactions" in the accompanying financial statements.

OTHER
Insurance

We carry comprehensive all risk (fire, flood, extended coverage and rental loss insurance) and liability insurance with respect to our property portfolio. This policy has a limit of $350 million of terrorism coverage for the properties in our portfolio and expires in October 2005. 1515 Broadway has stand-alone insurance coverage, which provides for full all risk coverage, but has a limit of $425 million in terrorism coverage. This policy will expire in October 2005. We also have a separate policy for 1221 Avenue of the Americas in which we participate with the Rockefeller Group Inc. in a blanket policy providing $1.4 billion of all risk property insurance along with $1.0 billion of insurance for terrorism. While we believe our insurance coverage is appropriate, in the event of a major catastrophe resulting from an act of terrorism, we may not have sufficient coverage to replace a significant property. We do not know if sufficient insurance coverage will be available when the current policies expire, nor do we know the costs for obtaining renewal policies containing terms similar to our current policies. In addition, our policies may not cover properties that we may acquire in the future, and additional insurance may need to be obtained prior to October 2005.

Our debt instruments, consisting of mortgage loans secured by our properties (which are generally non-recourse to us), mezzanine loans, ground leases and our secured and unsecured revolving credit facilities and unsecured term loans, contain customary covenants requiring us to maintain insurance. There can be no assurance that the lenders or ground lessors under these instruments will not take the position that a total or partial exclusion from all risk insurance coverage for losses due to terrorist acts is a breach of these debt and ground lease instruments that allows the lenders or ground lessors to declare an event of default and accelerate repayment of debt or recapture of ground lease positions. In addition, if lenders insist on full coverage for these risks, it would adversely affect our ability to finance and/or refinance our properties and to expand our portfolio or result in substantially higher insurance premiums.

Funds from Operations

Funds from Operations, or FFO, is a widely recognized measure of REIT performance. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, which may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do. The revised White Paper on FFO approved by the Board of Governors of NAREIT in April 2002 defines FFO as net income (loss) (computed in accordance with Generally Accepted Accounting Principles, or GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, particularly those that own and operate commercial office properties. We also use FFO as one of several criteria to determine performance-based bonuses for members of our senior management. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs, providing perspective not immediately apparent from net income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make cash distributions.

FFO for the years ended December 31, 2004, 2003 and 2002 are as follows (in thousands):

Year Ended December 31,	2004	2003	2002
Net income available to common shareholders	$ 193,172	$ 90,447	$ 64,641
Add:			
Depreciation and amortization	52,149	42,136	32,790
Minority interest	5,693	4,169	3,771
FFO from discontinued operations	9,846	16,091	21,215
FFO adjustment for unconsolidated joint ventures	23,817	13,982	11,025
Accretion of convertible preferred shares	—	394	490
Less:			
Income from discontinued operations	(5,938)	(9,594)	(13,441)
Gain on sale of discontinued operations	(90,370)	(21,327)	—
Gain on sale of joint venture property	(22,012)	(3,087)	—
Amortization of deferred financing costs and depreciation on non-rental real estate assets	(3,980)	(4,431)	(4,261)
Funds from Operations—available to common shareholders	162,377	128,780	116,230
Dividends on convertible preferred shares	—	6,693	9,200
Funds from Operations—available to all shareholders	$ 162,377	$ 135,473	$125,430
Cash flows provided by operating activities	$ 116,264	$ 78,250	$101,948
Cash flows used in investing activities	$(220,851)	$(491,369)	$(52,328)
Cash flows provided by (used in) financing activities	$ 101,836	$ 393,645	$ (4,793)

Inflation

Substantially all of the office leases provide for separate real estate tax and operating expense escalations as well as operating expense recoveries based on increases in the Consumer Price Index or other measures such as porters' wage. In addition, many of the leases provide for fixed base rent increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases and expense escalations described above.

Forward-Looking Information

This report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such forward-looking statements relate to, without limitation, our future capital expenditures, dividends and acquisitions (including the amount and nature thereof) and other development trends of the real estate industry and the Manhattan office market, business strategies, and the expansion and growth of our operations. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Act and Section 21E of the Exchange Act. Such statements are subject to a number of assumptions, risks and uncertainties which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are generally identifiable by the use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," "continue," or the negative of these words, or other similar words or terms. Readers are cautioned not to place undue reliance on these forward-looking statements. Among the factors about which we have made assumptions are:

- general economic or business (particularly real estate) conditions, either nationally or in New York City, being less favorable than expected;
- reduced demand for office space;
- risks of real estate acquisitions;
- risks of structured finance investments;
- availability and creditworthiness of prospective tenants;
- adverse changes in the real estate markets, including increasing vacancy, decreasing rental revenue and increasing insurance costs;
- availability of capital (debt and equity);
- unanticipated increases in financing and other costs, including a rise in interest rates;
- market interest rates could adversely affect the market price of our common stock, as well as our performance and cash flows;

- our ability to satisfy complex rules in order for us to qualify as a REIT, for federal income tax purposes, our Operating Partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, the ability of certain of our subsidiaries to qualify as REITs and certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- accounting principles and policies and guidelines applicable to REITs;
- competition with other companies;
- the continuing threat of terrorist attacks on the national, regional and local economies including, in particular, the New York City area and our tenants;
- legislative or regulatory changes adversely affecting real estate investment trusts and the real estate business; and
- environmental, regulatory and/or safety requirements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect the Company's business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

December 31,	2004	2003
Assets		
Commercial real estate properties, at cost:		
Land and land interests	$ 206,824	$ 168,032
Building and improvements	1,065,654	849,013
Building leasehold and improvements	471,418	317,178
Property under capital lease	12,208	12,208
	1,756,104	1,346,431
Less: accumulated depreciation	(176,238)	(156,768)
	1,579,866	1,189,663
Cash and cash equivalents	35,795	38,546
Restricted cash	56,417	59,542
Tenant and other receivables, net of allowance of $8,921 and $7,533 in 2004 and 2003, respectively	15,248	14,533
Related party receivables	5,027	5,242
Deferred rents receivable, net of allowance of $6,541 and $7,017 in 2004 and 2003, respectively	61,302	63,131
Structured finance investments, net of discount of $1,895 and $44 in 2004 and 2003, respectively	350,027	218,989
Investments in unconsolidated joint ventures	557,089	590,064
Deferred costs, net	47,869	39,277
Other assets	43,241	42,854
Total assets	$2,751,881	$2,261,841
Liabilities and Stockholders' Equity		
Mortgage notes payable	$ 614,476	$ 515,871
Revolving credit facilities	110,900	236,000
Term loans	425,000	367,578
Derivative instruments at fair value	1,347	9,009
Accrued interest payable	4,494	3,500
Accounts payable and accrued expenses	72,298	43,835
Deferred revenue/gain	18,648	8,526
Capitalized lease obligation	16,442	16,168
Deferred land leases payable	15,723	15,166
Dividend and distributions payable	27,553	18,647
Security deposits	22,056	21,968
Total liabilities	1,328,937	1,256,268
Commitments and Contingencies		
Minority interest in Operating Partnership	74,555	54,281
Minority interest in partially-owned entities	509	510
Stockholders' Equity		
Series C preferred stock, $0.01 par value, $25.00 liquidation preference, 6,300 issued and outstanding at December 31, 2004 and 2003, respectively	151,981	151,981
Series D preferred stock, $0.01 par value, $25.00 liquidation preference, 4,000 and none issued and outstanding at December 31, 2004 and 2003, respectively	96,321	—
Common stock, $0.01 par value 100,000 shares authorized and 40,876 and 36,016 issued and outstanding at December 31, 2004 and 2003, respectively	409	360
Additional paid-in-capital	917,613	728,882
Deferred compensation plans	(15,273)	(8,446)
Accumulated other comprehensive income (loss)	5,647	(961)
Retained earnings	191,182	78,966
Total stockholders' equity	1,347,880	950,782
Total liabilities and stockholders' equity	$2,751,881	$2,261,841

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(Amounts in thousands, except per share data)

Year Ended December 31,	2004	2003	2002
Revenues			
Rental revenue, net	$244,886	$214,041	$161,124
Escalation and reimbursement	45,110	39,825	25,404
Investment income	28,232	17,988	15,396
Preferred equity income	10,862	4,098	7,780
Other income	19,898	10,467	5,537
Total revenues	348,988	286,419	215,241
Expenses			
Operating expenses including $8,956 (2004), $8,081 (2003) and $6,745 (2002) to affiliates	86,015	73,796	49,940
Real estate taxes	48,890	40,656	25,185
Ground rent	16,179	13,562	12,637
Interest	62,710	45,493	35,421
Depreciation and amortization	52,149	42,136	32,790
Marketing, general and administrative	30,279	17,131	13,282
Total expenses	296,222	232,774	169,255
Income from continuing operations before equity in net (loss) income from affiliates, equity in net income of unconsolidated joint ventures, minority interest, and discontinued operations	52,766	53,645	45,986
Equity in net (loss) income from affiliates	—	(196)	292
Equity in net income of unconsolidated joint ventures	44,037	14,871	18,383
Income from continuing operations before gain on sale, minority interest, and discontinued operations	96,803	68,320	64,661
Equity in net gain on sale of interest in unconsolidated joint venture	22,012	3,087	—
Minority interest in partially-owned entities	—	(79)	—
Minority interest in Operating Partnership attributable to continuing operations	(5,693)	(4,090)	(3,771)
Income from continuing operations	113,122	67,238	60,890
Net income from discontinued operations, net of minority interest	5,938	9,594	13,441
Gain on sale of discontinued operations, net of minority interest	90,370	21,327	—
Net income	209,430	98,159	74,331
Preferred stock dividends	(16,258)	(7,318)	(9,200)
Preferred stock accretion	—	(394)	(490)
Net income available to common shareholders	$193,172	$90,447	$64,641
Basic earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$1.91	$1.75	$1.69
Net income from discontinued operations	0.15	0.30	0.45
Gain on sale of discontinued operations	2.31	0.66	—
Gain on sale of joint venture property	0.56	0.09	—
Net income available to common shareholders	$4.93	$2.80	$2.14
Diluted earnings per share:			
Net income from continuing operations before gain on sale and discontinued operations	$1.87	$1.73	$1.71
Net income from discontinued operations	0.15	0.26	0.38
Gain on sale of discontinued operations	2.22	0.59	—
Gain on sale of joint venture property	0.51	0.08	—
Net income available to common shareholders	$4.75	$2.66	$2.09
Basic weighted average common shares outstanding	39,171	32,265	30,236
Diluted weighted average common shares and common share equivalents outstanding	43,078	38,970	37,786

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(Amounts in thousands, except per share data)

	Series C Preferred Stock	Series D Preferred Stock	Common Stock Shares	Par Value	Additional Paid-In-Capital	Deferred Compensation Plans	Accumulated Other Comprehensive Loss	Retained Earnings	Total	Comprehensive Income
Balance at December 31, 2001	-$ —	$ —	29,978	$300	$ 583,350	$ (7,515)	$ (2,911)	$ 39,684	$ 612,908	$ 61,010
Comprehensive Income:										
Net income								74,331	74,331	$ 74,331
Net unrealized loss on derivative instruments							(7,829)		(7,829)	(7,829)
SL Green's share of joint venture net unrealized loss on derivative instruments										(3,434)
Preferred dividends and accretion requirement								(9,690)	(9,690)	
Redemption of units			155	1	3,128				3,129	
Deferred compensation plan and stock award, net			(33)		(537)	534			(3)	
Amortization of deferred compensation plan						1,419			1,419	
Proceeds from stock options exercised			322	3	6,644				6,647	
Cash distributions declared ($1.7925 per common share of which none represented a return of capital for federal income tax purposes)								(54,267)	(54,267)	
Balance at December 31, 2002	—	—	30,422	304	592,585	(5,562)	(10,740)	50,058	626,645	$ 63,068
Comprehensive Income:										
Net income								98,159	98,159	$ 98,159
Net unrealized gain on derivative instruments							9,779		9,779	9,779
SL Green's share of joint venture net unrealized gain on derivative instruments										1,474
Preferred dividends and accretion requirement								(7,712)	(7,712)	
Redemption of units			267	3	5,699				5,702	
Proceeds from dividend reinvestment plan			68	1	3,650				3,651	
Deferred compensation plan and stock award, net			213	2	6,668	(6,670)			—	
Amortization of deferred compensation plan						3,786			3,786	
Conversion of preferred stock			4,699	47	112,059				112,106	
Net proceeds from preferred stock offering	151,981								151,981	
Proceeds from stock options exercised			347	3	7,589				7,592	
Stock-based compensation—fair value					632				632	
Cash distributions declared ($1.8950 per common share of which none represented a return of capital for federal income tax purposes)								(61,539)	(61,539)	
Balance at December 31, 2003	151,981	—	36,016	360	728,882	(8,446)	(961)	78,966	950,782	$ 109,412
Comprehensive Income:										
Net income								209,430	209,430	$209,430
Net unrealized gain on derivative instruments							6,608		6,608	6,608
SL Green's share of joint venture net unrealized gain on derivative instruments										2,155
Preferred dividends								(16,258)	(16,258)	
Redemption of units			81	1	1,912				1,913	
Proceeds from dividend reinvestment plan			195	2	7,728				7,730	
Deferred compensation plan and stock award, net			353	4	14,141	(14,144)			1	
Amortization of deferred compensation plan						7,317			7,317	
Net proceeds from common stock offerings			3,150	31	138,599				138,630	
Net proceeds from preferred stock offerings		96,321							96,321	
Proceeds from stock options exercised			1,081	11	25,372				25,383	
Stock-based compensation—fair value					979				979	
Cash distributions declared ($2.04 per common share of which none represented a return of capital for federal income tax purposes)								(80,956)	(80,956)	
Balance at December 31, 2004	$151,981	$96,321	40,876	$409	$917,613	$(15,273)	$ 5,647	$191,182	$1,347,880	$218,193

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows
(Amounts in thousands, except per share data)

Year Ended December 31,	2004	2003	2002
Operating Activities			
Net income	$ 209,430	$ 98,159	$ 74,331
Adjustment to reconcile net income to net cash provided by operating activities:			
Non-cash adjustments related to income from discontinued operations	9,221	8,074	7,833
Depreciation and amortization	52,149	42,136	32,790
Amortization of discount on structured finance investments	(210)	(161)	388
Gain on sale of discontinued operations	(95,680)	(22,849)	—
Equity in net loss (income) from affiliates	—	196	(292)
Equity in net income from unconsolidated joint ventures	(44,037)	(14,870)	(18,383)
Equity in gain on sale of unconsolidated joint venture	(22,012)	(3,087)	—
Minority interest	5,693	4,168	3,771
Deferred rents receivable	(7,741)	(9,094)	(8,929)
Allowance for bad debts	1,388	1,606	2,298
Amortization of deferred compensation	7,317	3,786	1,419
Changes in operating assets and liabilities:			
Restricted cash—operations	3,430	3,313	6,455
Tenant and other receivables	(5,553)	(8,184)	(604)
Related party receivables	215	(1,742)	(1,370)
Deferred lease costs	(16,409)	(5,446)	(7,297)
Other assets	(2,348)	(16,290)	(6,452)
Accounts payable, accrued expenses and other liabilities	25,528	(5,062)	15,479
Deferred revenue	(4,674)	3,057	(29)
Deferred land lease payable	557	540	540
Net cash provided by operating activities	116,264	78,250	101,948
Investing Activities			
Acquisitions of real estate property	(388,157)	(81,214)	—
Additions to land, buildings and improvements	(31,295)	(22,532)	(26,675)
Restricted cash—capital improvements/acquisitions	(2,127)	(33,773)	2,887
Investment in and advances to affiliates	—	2,361	(490)
Distribution from affiliate	—	—	739
Investments in unconsolidated joint ventures	(79,827)	(385,067)	(93,881)
Distributions from unconsolidated joint ventures	193,144	36,469	22,482
Net proceeds from disposition of rental property	220,300	119,075	—
Structured finance investments net of repayments/participations	(132,889)	(126,688)	42,610
Net cash used in investing activities	(220,851)	(491,369)	(52,328)
Financing Activities			
Proceeds from mortgage notes payable	—	245,000	—
Repayments of mortgage notes payable	(3,395)	(298,294)	(21,496)
Proceeds from revolving credit facilities and term loans	840,900	628,000	275,000
Repayments of revolving credit facilities and term loans	(908,578)	(266,000)	(195,931)
Proceeds from stock options exercised and dividend reinvestment plan	25,383	11,243	6,647
Net proceeds from sale of common/preferred stock	234,951	152,539	—
Capitalized lease obligation	274	306	288
Dividends and distributions paid	(85,240)	(70,868)	(66,592)
Deferred loan costs	(2,459)	(8,281)	(2,709)
Net cash provided by (used in) financing activities	101,836	393,645	(4,793)
Net (decrease) increase in cash and cash equivalents	(2,751)	(19,474)	44,827
Cash and cash equivalents at beginning of period	38,546	58,020	13,193
Cash and cash equivalents at end of period	$ 35,795	$ 38,546	$ 58,020
Supplemental cash flow disclosures			
Interest paid	$ 61,716	$ 44,256	$ 36,725

In December 2004, 2003 and 2002, the Company declared quarterly distributions per share of $0.54, $0.50 and $0.465, respectively. These distributions were paid in January 2005, 2004 and 2003, respectively.

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1 Organization and Basis of Presentation

SL Green Realty Corp., also referred to as the Company or SL Green, a Maryland corporation, and SL Green Operating Partnership, L.P., or the Operating Partnership, a Delaware limited partnership, were formed in June 1997 for the purpose of combining the commercial real estate business of S.L. Green Properties, Inc. and its affiliated partnerships and entities. The Operating Partnership received a contribution of interest in the real estate properties, as well as 95% of the economic interest in the management, leasing and construction companies which are referred to as the Service Corporation. The Company has qualified, and expects to qualify in the current fiscal year, as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Code, and operates as a self-administered, self-managed REIT. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid the payment of Federal income taxes at the corporate level. Unless the context requires otherwise, all references to "we," "our" and "us" means the Company and all entities owned or controlled by the Company, including the Operating Partnership.

Substantially all of our assets are held by, and our operations are conducted through, the Operating Partnership. The Company is the sole managing general partner of the Operating Partnership. As of December 31, 2004, minority investors held, in the aggregate, a 5.8% limited partnership interest in the Operating Partnership.

As of December 31, 2004, our wholly-owned properties consisted of 20 commercial properties encompassing approximately 8.8 million rentable square feet located primarily in midtown Manhattan, a borough of New York City, or Manhattan. As of December 31, 2004, the weighted average occupancy (total leased square feet divided by total available square feet) of the wholly-owned properties was 94.5%. Our portfolio also includes ownership interests in unconsolidated joint ventures, which own eight commercial properties in Manhattan, encompassing approximately 8.2 million rentable square feet, and which had a weighted average occupancy of 96.9% as of December 31, 2004. In addition, we manage three office properties owned by third parties and affiliated companies encompassing approximately 1.0 million rentable square feet.

Partnership Agreement

In accordance with the partnership agreement of the Operating Partnership, or the Operating Partnership Agreement, we allocate all distributions and profits and losses in proportion to the percentage ownership interests of the respective partners. As the managing general partner of the Operating Partnership, we are required to take such reasonable efforts, as determined by us in our sole discretion, to cause the Operating Partnership to distribute sufficient amounts to enable the payment of sufficient dividends by us to avoid any Federal income or excise tax at the Company level. Under the Operating Partnership Agreement each limited partner will have the right to redeem units of limited partnership interest for cash, or if we so elect, shares of our common stock on a one-for-one basis. In addition, we are prohibited from selling 673 First Avenue and 470 Park Avenue South before August 2009.

2 Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries, which are wholly-owned or controlled by us or entities which are variable interest entities in which we are the primary beneficiary under the Financial Accounting Standards Board, or FASB, Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51." See Note 5 and Note 6. Entities which we do not control and entities which are variable interest entities, but where we are not the primary beneficiary are accounted for under the equity method. In December 2003, the FASB issued a revision of FIN 46, "Interpretation No. 46R," to clarify the provisions of FIN 46. The application of Interpretation No. 46R is required in financial statements of public companies for periods ending after March 15, 2004. The adoption of this pronouncement effective July 1, 2003 for the Service Corporation had no impact on our results of operations or cash flows, but resulted in a gross-up of assets and liabilities by approximately $2,543,000 and $629,000, respectively. See Note 7. The adoption of this pronouncement effective January 2004, for our structured finance portfolio and joint ventures, had no impact on our financial condition, net income or cash flows as none of these investments were determined to be variable interest entities. See Note 6. All significant intercompany balances and transactions have been eliminated.

Investment in Commercial Real Estate Properties

Rental properties are stated at cost less accumulated depreciation and amortization. Costs directly related to the acquisition and redevelopment of rental properties are capitalized. Ordinary repairs and maintenance are expensed as incurred; major replacements and betterments, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

In accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," a property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded and the historic results are reclassified as discontinued operations. See Note 4.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Term
Building (fee ownership)	40 years
Building improvements	shorter of remaining life of the building or useful life
Building (leasehold interest)	lesser of 40 years or remaining term of the lease
Property under capital lease	remaining lease term
Furniture and fixtures	four to seven years
Tenant improvements	shorter of remaining term of the lease or useful life

Depreciation expense (including amortization of the capital lease asset) amounted to approximately $43.1 million, $38.3 million and $29.5 million for the years ended December 31, 2004, 2003 and 2002, respectively.

On a periodic basis, we assess whether there are any indicators that the value of our real estate properties may be impaired or that its carrying value may not be recoverable. A property's value is considered impaired if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. We do not believe that the value of any of our rental properties was impaired at December 31, 2004 and 2003.

Results of operations of properties acquired are included in the Statement of Operations from the date of acquisition.

In accordance with SFAS No. 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of

the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

As a result of our evaluations, under SFAS No. 141, of acquisitions made, we recorded a deferred asset of approximately $10.0 million and $3.0 million representing the net value of acquired above and below market leases and assumed lease origination costs for the years ended December 31, 2004 and 2003, respectively. For the years ended December 31, 2004 and 2003, we recognized an increase of $62,000, and a decrease of $155,000 in rental revenue, respectively, for the amortization of above market leases and a reduction in lease origination costs, resulting from the reallocation of the purchase price of the applicable properties. We also recorded a deferred liability of approximately $3.2 million representing the value of a mortgage loan assumed at an above market interest rate. For the years ended December 31, 2004 and 2003, we recognized a $657,000 and $457,000 reduction in interest expense for the amortization of the above market mortgage, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investment in Unconsolidated Joint Ventures

We accounted for our investments in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not control these entities and are not considered to be the primary beneficiary under FIN 46. In all the joint ventures, the rights of the minority investor are both protective as well as participating. These rights preclude us from consolidating these investments. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. See Note 6. None of the joint venture debt is recourse to us.

Restricted Cash

Restricted cash primarily consists of security deposits held on behalf of our tenants as well as capital improvement and real estate tax escrows required under certain loan agreements.

Deferred Lease Costs

Deferred lease costs consist of fees and direct costs incurred to initiate and renew operating leases and are amortized on a straight-line basis over the related lease term. Certain of our employees provide leasing services to the wholly-owned properties. A portion of their compensation, approximating $1.7 million for each of the years ended December 31, 2004, 2003 and 2002, respectively, was capitalized and is amortized over an estimated average lease term of seven years.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions which do not close are expensed in the period in which it is determined that the financing will not close.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in deferred rents receivable on the accompanying balance sheets. We establish, on a current basis, an allowance for future potential tenant credit losses which may occur against this account. The balance reflected on the balance sheet is net of such allowance.

In addition to base rent, our tenants also generally will pay their pro rata share of increases in real estate taxes and operating expenses for the building over a base year. In some leases, in lieu of paying additional rent based upon increases in building operating expenses, the tenant will pay additional rent based upon increases in the wage rate paid to porters over the porters' wage rate in effect during a base year or increases in the consumer price index over the index value in effect during a base year. In addition, many of our leases contain fixed percentage increases over the base rent to cover escalations.

Electricity is most often supplied by the landlord either on a sub-metered basis, or rent inclusion basis (i.e., a fixed fee is included in the rent for electricity, which amount may increase based upon increases in electricity rates or increases in electrical usage by the tenant). Base building services other than electricity (such as heat, air conditioning and freight elevator service during business hours, and base building cleaning) typically are provided at no additional cost, with the tenant paying additional rent only for services which exceed base building services or for services which are provided other than during normal business hours.

These escalations are based on actual expenses incurred in the prior calendar year. If the expenses in the current year are different from those in the prior year, then during the current year, the escalations will be adjusted to reflect the actual expenses for the current year.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of its tenants to make required rent payments. If the financial condition of a specific tenant were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Interest income on structured finance investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan as an adjustment to yield. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration.

Income recognition is generally suspended for structured finance investments at the earlier of the date at which payments become 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

Asset management fees are recognized on a straight-line basis over the term of the asset management agreement.

Reserve for Possible Credit Losses

The expense for possible credit losses in connection with structured finance investments is the charge to earnings to increase the allowance for possible credit losses to the level that we estimate to be adequate considering delinquencies, loss experience and collateral quality. Other factors considered relate to geographic trends and product diversification, the size of the portfolio and current economic conditions. Based upon these factors, we establish the provision for possible credit losses by category of asset. When it is probable that we will be unable to collect all amounts contractually due, the account is considered impaired.

Where impairment is indicated, a valuation write-down or write-off is measured based upon the excess of the recorded investment amount over the net fair value of the collateral, as reduced by selling costs. Any deficiency between the carrying amount of an asset and the net sales price of repossessed collateral is charged to the allowance for credit losses. No reserve for impairment was required at December 31, 2004 or 2003.

Rent Expense

Rent expense is recognized on a straight-line basis over the initial term of the lease. The excess of the rent expense recognized over the amounts contractually due pursuant to the underlying lease is included in the deferred land lease payable in the accompanying balance sheets.

Income Taxes

We are taxed as a REIT under Section 856(c) of the Code. As a REIT, we generally are not subject to Federal income tax. To maintain our qualification as a REIT, we must distribute at least 90% of our REIT taxable income to our stockholders and meet certain other requirements. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income tax on our taxable income at regular corporate rates. We may also be subject to certain state, local and franchise taxes. Under certain circumstances, Federal income and excise taxes may be due on our undistributed taxable income.

Pursuant to amendments to the Code that became effective January 1, 2001, we have elected or may elect to treat certain of our existing or newly created corporate subsidiaries as taxable REIT subsidiaries, or TRS. In general, a TRS of ours may perform non-customary services for our tenants, hold assets that we cannot hold directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate Federal income tax. Our TRS's generate no income or are marginally profitable, resulting in minimal or no Federal income tax liability for these entities.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Stock-Based Employee Compensation Plans

We have a stock-based employee compensation plan, described more fully in Note 15. Prior to 2003, we accounted for this plan under Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost was reflected in net income prior to January 1, 2003, as all awards granted under such plan had an intrinsic value of zero on the date of grant. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under the prospective method of adoption we selected under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the recognition provisions apply to all employee awards granted, modified, or settled after January 1, 2003. In December 2004, the FASB revised SFAS No. 123 through the issuance of SFAS No. 123, "Shared Based Payment," revised, or SFAS No. 123-R. SFAS No. 123-R is effective for us commencing in the third quarter of 2005. SFAS No. 123-R, among other things, eliminates the alternative to use the intrinsic value method of accounting for stock-based compensation and requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair-value of those awards (with limited exceptions). The fair-value based method in SFAS No. 123-R is similar to the fair-value based method in SFAS No. 123 in most respects, subject to certain key differences. We are in the process of evaluating the impact of such key differences between SFAS No. 123 and SFAS No. 123-R, but do not currently believe that the adoption of SFAS No. 123-R will have a material impact on us, as we have applied the fair value method of accounting for stock-based compensation since January 1, 2003.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of our stock on the business day preceding the grant date. Awards of stock, restricted stock or employee loans to purchase stock, which may be forgiven over a period of time, are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2004, 2003 and 2002.

	2004	2003	2002
Dividend yield	5.00%	5.00%	5.50%
Expected life of option	5 years	5 years	5 years
Risk-free interest rate	4.00%	4.00%	5.00%
Expected stock price volatility	14.40%	17.91%	18.91%

The following table illustrates the effect on net income available to common shareholders and earnings per share if the fair value method had been applied to all outstanding and unvested stock options for the years ended December 31, 2004, 2003 and 2002 (in thousands):

Year Ended December 31,	2004	2003	2002
Net income available to common shareholders	$193,172	$90,447	$64,641
Deduct stock option expense—all awards	(1,677)	(1,529)	(2,130)
Add back stock option expense included in net income	331	147	—
Allocation of compensation expense to minority interest	93	102	145
Pro forma net income available to common shareholders	$191,919	$89,167	$62,656
Basic earnings per common share—historical	$4.93	$2.80	$2.14
Basic earnings per common share—pro forma	$4.90	$2.76	$2.07
Diluted earnings per common share—historical	$4.75	$2.66	$2.09
Diluted earnings per common share—pro forma	$4.71	$2.62	$2.03

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of the impact future awards may have on our results of operations.

Derivative Instruments

In the normal course of business, we use a variety of derivative instruments to manage, or hedge, interest rate risk. We require that hedging derivative instruments are effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract.

To determine the fair values of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, derivatives are used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.

We use a variety of commonly used derivative products that are considered plain vanilla derivatives. These derivatives typically include interest rate swaps, caps, collars and floors. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

Hedges that are reported at fair value and presented on the balance sheet could be characterized as either cash flow hedges or fair value hedges. Interest rate caps and collars are examples of cash flow hedges. Cash flow hedges address the risk associated with future cash flows of debt transactions. All hedges held by us are deemed to be fully effective in meeting the hedging objectives established by our corporate policy governing interest rate risk management and as such no net gains or losses were reported in earnings. The changes in fair value of hedge instruments are reflected in accumulated other comprehensive loss. For derivative instruments not designated as hedging instruments, the gain or loss, resulting from the change in the estimated fair value of the derivative instruments, is recognized in current earnings during the period of change.

Earnings Per Share

We present both basic and diluted earnings per share, or EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. This also includes units of limited partnership interest.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, structured finance investments and accounts receivable. We place our cash investments in excess of insured amounts with high quality financial institutions. The collateral securing our structured finance investments is primarily located in the greater New York area. See Note 5. We perform ongoing credit evaluations of our tenants and require certain tenants to provide security deposits or letters of credit. Though these security deposits and letters of credit are insufficient to meet the total value of a tenant's lease obligation, they are a measure of good faith and a source of funds to offset the economic costs associated with lost rent and the costs associated with re-tenanting the space. Although the properties in our real estate portfolio are primarily located in Manhattan, the tenants located in these buildings operate in various industries. Other than the tenant at 750 Third Avenue, which is subject to a master lease through December 2005 and who contributes approximately 10.0% of our annualized rent, no single tenant in the wholly-owned properties contributes more than 4.2% of our annualized rent at December 31, 2004. Approximately 20% and 9% of our annualized rent was attributable to 420 Lexington Avenue and 555 West 57th Street, respectively, for the year ended December 31, 2002.

Approximately 18% and 13% of our annualized rent was attributable to 420 Lexington Avenue and 220 East 42nd Street, respectively, for the year ended December 31, 2003. Approximately 16%, 12% and 10% of our annualized rent was attributable to 420 Lexington Avenue, 220 East 42nd Street and 750 Third Avenue, respectively, for the year ended December 31, 2004. One borrower accounted for more than 10.0% of the revenue earned on structured finance investments at December 31, 2004. Currently 76.9% of our workforce which service substantially all of our properties is covered by three collective bargaining agreements.

Reclassification

Certain prior year balances have been reclassified to conform with the current year presentation and to comply with SFAS No. 144.

3 Property Acquisitions

2004 Acquisitions

In July 2004, we acquired the 780,000 square foot office property located at 750 Third Avenue, or 750 Third, for $255.0 million. The acquisition was initially funded using proceeds from our unsecured revolving credit facility. At closing, TIAA-CREF, a AAA-rated company, entered into an operating lease for the entire building. At the expiration of such operating lease, in December 2005, the building will be approximately 25% vacant.

In October 2004, we acquired the long-term leasehold in the 563,000 square foot office property at 625 Madison Avenue, or 625 Madison, for $231.5 million. The property was acquired with borrowings under our unsecured revolving credit facility; approximately 306,000 units of limited partnership interest in our Operating Partnership, having an aggregate value of approximately $15.5 million, and the assumption of a $102.0 million mortgage loan held by the New York State Teacher's Retirement System. The mortgage has a fixed annual interest rate of 6.27% and will mature in November 2015. The property is subject to a ground lease with a final expiration date of June 30, 2054.

2003 Acquisitions

In February 2003, we acquired the 1.1 million square foot office property located at 220 East 42nd Street, Manhattan, known as The News Building, a property located in the Grand Central and United Nations marketplace, for a purchase price of approximately $265.0 million. Prior to the acquisition, we held a $53.5 million preferred equity investment in the property that was redeemed in full at closing. In connection with the redemption, we earned a redemption premium totaling approximately $4.4 million, which was accounted for as a reduction in the cost basis,

resulting in an adjusted purchase price of $260.6 million. In connection with this acquisition, we assumed a $158.0 million mortgage, which was due to mature in September 2004 and bore interest at LIBOR plus 1.76%, and issued approximately 376,000 units of limited partnership interest in our Operating Partnership having an aggregate value of approximately $11.3 million. The remaining $42.2 million of the purchase price was funded from proceeds from the sales of 50 West 23rd Street and 875 Bridgeport Avenue, Shelton, CT, and borrowings under our unsecured revolving credit facility, which included the repayment of a $28.5 million mezzanine loan on the property. In December 2003, we refinanced the $158.0 million mortgage with a new $210.0 million 10-year mortgage at a fixed interest rate of 5.23%. See Note 9. We agreed that for a period of seven years after the acquisition, we would not take certain action that would adversely affect the tax positions of certain of the partners who received units of limited partnership interest in our Operating Partnership and who held interests in this property prior to the acquisition.

In March 2003, we acquired condominium interests in 125 Broad Street, Manhattan, encompassing approximately 525,000 square feet of office space for approximately $92.0 million. We assumed the $76.6 million first mortgage currently encumbering this property. The mortgage matures in October 2007 and bears interest at 8.29%. In addition, we issued 51,667 units of limited partnership interest in our Operating Partnership having an aggregate value of approximately $1.6 million. The balance of the purchase price was funded from proceeds from the sales of 50 West 23rd Street and 875 Bridgeport Avenue. At acquisition this property was encumbered by a ground lease. However, we acquired our portion of the underlying fee interest for approximately $6.0 million in June 2004. We agreed that for a period of three years following the acquisition, we would not take certain action that would adversely affect the tax positions of certain of the partners who received units of limited partnership interest in our Operating Partnership and who held interests in this property prior to the acquisition.

In October 2003, we acquired the long-term leasehold interest in 461 Fifth Avenue, Manhattan, for $60.9 million. The leasehold acquisition was funded, in part, with the proceeds from the sale of 1370 Broadway, Manhattan, which closed in July 2003. As a 1031 tax-free exchange, the transaction enabled us to defer gains from the sale of 1370 Broadway and from the sale of 17 Battery Place South, Manhattan, which gain was initially re-invested in 1370 Broadway. The balance of the acquisition was funded using our unsecured revolving credit facility.

2002 Acquisitions

During the year ended December 31, 2002, we did not acquire any wholly-owned properties.

Pro Forma

The following table (in thousands, except per share amounts) summarizes, on an unaudited pro forma basis, our combined results of operations for the years ended December 31, 2004 and 2003 as though the acquisitions of 220 East 42nd Street (February 2003) and 125 Broad Street (March 2003), the $210.0 million refinancing of 220 East 42nd Street (December 2003), the equity investment in 1221 Avenue of the Americas (December 2003) (see Note 6), the acquisition of 750 Third and the equity investment in 485 Lexington (July 2004) and the acquisition of 625 Madison Avenue (October 2004) were completed on January 1, 2003 and the December 2003 7.625% Series C cumulative redeemable preferred stock, or the Series C preferred stock, the January and August 2004 common stock and the April and July 2004 7.875% Series D cumulative redeemable preferred stock, or the Series D preferred stock, were issued on that date.

	2004	2003
Pro forma revenues	$378,924	$347,054
Pro forma net income	$191,280	$102,407
Pro forma earnings per common share—basic	$4.77	$2.89
Pro forma earnings per common share and common share equivalents—diluted	$4.61	$2.79
Pro forma common shares—basic	40,111	35,415
Pro forma common share and common share equivalents—diluted	44,308	42,427

4 Property Dispositions and Assets Held for Sale

In October 2004, we sold 17 Battery Place North for approximately $70.0 million, realizing a gain of approximately $22.5 million. The net proceeds were reinvested into the acquisition of 750 Third to effectuate a 1031 tax-free exchange.

In November 2004, we sold 1466 Broadway for approximately $160.0 million, realizing a gain of approximately $73.2 million. The net proceeds were reinvested into the acquisition of 750 Third to effectuate a 1031 tax-free exchange.

In March 2003, we sold 50 West 23rd Street for $66.0 million. We acquired the building at the time of our initial public offering in August of 1997, at a purchase price of approximately $36.6 million. Since that time, the building was upgraded and repositioned enabling us to realize a gain of approximately $19.2 million. The proceeds of the sale were used to pay off an existing $21.0 million first mortgage and substantially all of the balance was reinvested into the acquisitions of The News Building and 125 Broad Street to effectuate a partial 1031 tax-free exchange.

In May 2003, we sold 875 Bridgeport Avenue, Shelton, CT, or Shaws, for approximately $16.2 million and the buyer assumed the existing $14.8 million first mortgage. The net proceeds were reinvested into the acquisitions of The News Building and 125 Broad Street to effectuate a partial 1031 tax-free exchange.

In July 2003, we sold 1370 Broadway for $57.5 million, realizing a gain of approximately $4.0 million. The net proceeds were reinvested into the acquisition of 461 Fifth Avenue to effectuate a 1031 tax-free exchange.

During the year ended December 31, 2002, we did not dispose of any wholly-owned properties.

At December 31, 2004, discontinued operations included the results of operations of real estate assets sold during the three years then ended or held for sale at that date. This included 50 West 23rd Street which was sold in March 2003, Shaws which was sold in May 2003, 1370 Broadway which was sold in July 2003, 17 Battery Place North which was sold in October 2004 and 1466 Broadway which was sold in November 2004. The following table summarizes income from discontinued operations (net of minority interest) and the related realized gain on sale of discontinued operations (net of minority interest) for the years ended December 31, 2004, 2003 and 2002 (in thousands).

Year Ended December 31,	2004	2003	2002
Revenues			
Rental revenue	$16,678	$26,035	$34,849
Escalation and reimbursement revenues	2,174	3,590	3,860
Other income	219	557	203
Total revenues	19,071	30,182	38,912
Operating expense	5,934	8,014	9,349
Real estate taxes	3,288	5,125	5,494
Interest	—	896	2,795
Depreciation and amortization	3,562	5,867	6,852
Total expenses	12,784	19,902	24,490
Income from discontinued operations	6,287	10,280	14,422
Gain on disposition of discontinued operations	95,680	22,850	—
Minority interest in operating partnership	(5,659)	(2,209)	(981)
Income from discontinued operations, net of minority interest	$96,308	$30,921	$13,441

5 Structured Finance Investments

During the years ended December 31, 2004 and 2003, we originated approximately $309.6 million and $165.5 million in structured finance and preferred equity investments (net of discount), respectively. There were also approximately $178.6 million and $92.1 million in repayments and participations during those years, respectively. At December 31, 2004, 2003 and 2002 all loans were performing in accordance with the terms of the loan agreements.

As of December 31, 2004 and 2003, we held the following structured finance investments, excluding preferred equity investments, with a current yield of 10.2% (in thousands):

Loan Type	Gross Investment	Senior Financing	2004 Principal Outstanding	2003 Principal Outstanding	Initial Maturity Date
Mezzanine Loan (1)(2)	$ 15,000	$ 102,000	$ 14,471	$ 12,445	October 2013
Mezzanine Loan (1)(3)	3,500	28,000	3,500	3,500	September 2021
Mezzanine Loan (1)	40,000	184,000	40,000	—	February 2014
Mezzanine Loan	20,000	90,000	20,000	—	June 2006
Mezzanine Loan (4)	31,500	110,000	31,278	—	January 2006
Mezzanine Loan (5)	—	—	—	24,957	April 2004
Mezzanine Loan	—	—	—	15,000	January 2005
Junior Participation (6)	11,000	46,500	11,000	11,000	May 2005
Junior Participation (6) (7)	30,000	125,000	15,045	30,000	September 2005
Junior Participation (1)	37,500	477,500	37,500	—	January 2014
Junior Participation (1)	4,000	44,000	3,964	3,993	August 2010
Junior Participation	36,000	130,000	36,000	—	April 2006
Junior Participation	25,000	39,000	25,000	—	June 2006
Junior Participation	6,994	133,000	5,269	—	June 2014
Junior Participation (1)	11,000	53,000	11,000	—	November 2009
Junior Participation (1)	21,000	115,000	21,000	—	November 2009
Junior Participation	—	—	—	500	December 2004
Junior Participation (8)	—	—	—	14,926	November 2004
Junior Participation	—	—	—	15,000	September 2005
	$292,494	$1,677,000	$275,027	$131,321	

(1) This is a fixed rate loan.
(2) This is an amortizing loan.
(3) The maturity date may be accelerated to July 2006 upon the occurrence of certain events.
(4) This investment was subject to an $18.9 million loan at a rate of 200 basis points over the 30-day LIBOR. The loan matured and was repaid in January 2005.
(5) In July 2001, this loan was contributed to a joint venture with Prudential Real Estate Investors, or PREI. We retained a 50% interest in the loan. The original investment was $50.0 million. This investment was redeemed in April 2004.
(6) These loans are subject to three one-year extension options from the initial maturity date.
(7) This loan is fully funded. A portion of the initially funded loan was sold to a third party at par value.
(8) On April 12, 2002, this loan, with an original investment of $30.0 million was contributed to our joint venture with PREI. The Company retained a 50% interest in the loan. This loan was redeemed in January 2004.

Preferred Equity Investments

As of December 31, 2004 and 2003, we held the following preferred equity investments with a current yield of 10.43% (in thousands):

Type	Gross Investment	Senior Financing	2004 Amount Outstanding	2003 Amount Outstanding	Initial Maturity Date
Preferred equity (1) (2)	$ —	$ —	$ —	$ 7,809	May 2006
Preferred equity (1) (3)	75,000	481,000	75,000	—	July 2014
Preferred equity (1) (4)	—	—	—	59,380	April 2004
Preferred equity (5)	—	—	—	5,479	July 2007
Preferred equity (5)	—	—	—	8,000	January 2006
Preferred equity (6)	—	—	—	7,000	August 2006
	$75,000	$481,000	$75,000	$87,668	

(1) This is a fixed rate investment.
(2) The investment is subject to extension options. We will also participate in the appreciation of the property upon sale to a third party above a specified threshold. This investment was redeemed in December 2004.
(3) An affiliate of ours owns an interest in the first mortgage of the underlying property.
(4) This investment was redeemed on April 1, 2004.
(5) This investment was redeemed in July 2004.
(6) This investment was redeemed in March 2004 in connection with the acquisition of 19 West 44th Street. See Note 6.

6 Investment in Unconsolidated Joint Ventures

Rockefeller Group International Inc. Joint Venture

In December 2003, we purchased a 45% ownership interest in 1221 Avenue of the Americas for $450.0 million from The McGraw-Hill Companies, or MHC. MHC is a tenant at the property and accounted for approximately 14.6% of property's annualized rent at December 31, 2004. Rockefeller Group International, Inc. retained its 55% ownership interest in 1221 Avenue of the Americas and continues to manage the property. For the year ended December 31, 2004, we recognized an increase in net equity in unconsolidated joint ventures of approximately $685,000 as a result of amortizing the SFAS No. 141 adjustment.

1221 Avenue of the Americas, known as The McGraw-Hill Companies building, is an approximately 2.55 million square foot, 50-story class "A" office building located in Rockefeller Center.

The gross purchase price of $450.0 million was partially funded by the assumption of 45% of underlying property indebtedness of $175.0 million, or $78.8 million, and the balance was paid in cash. This loan, which matures in December 2006, has an interest rate based on the Eurodollar plus 95 basis points (effective all-in weighted average interest rate for the year ended December 31, 2004 was 2.36%). We funded the cash component, in part, with proceeds from our offering of our Series C preferred stock (net proceeds of approximately $152.0 million) that closed in December 2003. The balance of the proceeds was funded with our unsecured revolving credit facility and a $100.0 million non-recourse term loan.

Morgan Stanley Joint Ventures

MSSG I

In December 2000, we, together with Morgan Stanley Real Estate Fund, or MSREF, through the MSSG I joint venture, acquired 180 Madison Avenue, Manhattan, for approximately $41.3 million, excluding closing costs. The property is a 265,000 square foot, 23-story building. In addition to holding a 49.9% ownership interest in the property, we act as the operating member for the joint venture, and are responsible for leasing and managing the property. During 2004, 2003 and 2002, we earned approximately $362,000, $281,000 and $331,000 for such services, respectively. The acquisition was partially funded by a $32.0 million mortgage from M&T Bank. The loan, which was to mature in December 2005, carried a fixed interest rate of 7.81%. The mortgage was interest only until January 2002, at which time principal payments began. In July 2003, this mortgage was repaid and replaced with a five year $45.0 million first mortgage. The mortgage carries a fixed interest rate of 4.57% per annum and is interest only for the first year, after which time principal repayments begin. The joint venture agreement provides us with the opportunity to gain certain economic benefits based on the financial performance of the property.

MSSG II

In January 2001, we, together with MSREF, through the MSSG II joint venture, acquired 469 Seventh Avenue, Manhattan, for approximately $45.7 million, excluding closing costs. The property is a 253,000 square foot, 16-story office building. In addition to holding a 35% ownership interest in the property, we acted as the operating member for the joint venture, and were responsible for leasing and managing the property. During 2002, we earned approximately $137,000 for such services. The acquisition was partially funded by a $36.0 million mortgage from LBHI. The loan, which was to mature in February 2003, carried a fixed interest rate of 7.84% from the acquisition date through March 2001, and thereafter, the interest rate was LIBOR plus 210 basis points.

In June 2002, the MSSG II joint venture sold 469 Seventh Avenue for a gross sales price of $53.1 million, excluding closing costs. MSSG II realized a gain of approximately $4.8 million on the sale of which our share was approximately $1.7 million. In addition, the $36.0 million mortgage was repaid in full. As part of the sale, we made a preferred equity investment of $6.0 million in the entity acquiring the asset. As a result of this continuing investment, we deferred recognition of our share of the gain until our preferred investment was redeemed in 2004.

MSSG III

In May 2000, we sold a 65% interest, for cash, in the property located at 321 West 44th Street to MSREF, valuing the property at approximately $28.0 million. We realized a gain of approximately $4.8 million on this transaction and retained a 35% interest in the property (with a carrying value of approximately $6.5 million), which was contributed to MSSG I. We acquired the 203,000 square foot building, located in the Times Square sub-market of Manhattan in March 1998. Simultaneous with the closing of this joint venture, the venture received a $22.0 million mortgage for the acquisition and capital improvement program, which was estimated at approximately $3.3 million. The interest only mortgage was scheduled to mature in April 2004 and had an interest rate based on LIBOR plus 250 basis points. In addition to retaining a 35% economic interest in the property, we, acting as the operating member for the joint venture, were responsible for redevelopment, construction, leasing and management of the property. During 2003 and 2002, we earned approximately $147,000 and $227,000, respectively, for such services. The venture agreement provided us with the opportunity to gain certain economic benefits based on the financial performance of the property.

In December 2003, the MSSG III joint venture, sold the property for a gross sales price of $35.0 million, excluding closing costs. MSSG III realized a gain of approximately $271,000 on the sale of which our share was approximately $95,000. We also recognized a gain of approximately $3.0 million, which had been deferred at the time we sold the property to the joint venture.

City Investment Fund Joint Ventures

19 West 44th Street

In March 2004, we, through a joint venture with The City Investment Fund, or CIF, acquired the property located at 19 West 44th Street, or 19 West, for $67.0 million, including the assumption of a $47.2 million mortgage, with the potential for up to an additional $2.0 million in consideration based on property performance. This was satisfied in December 2004 for $1.25 million. We previously held a $7.0 million preferred equity investment in the property that was redeemed at the closing. We now hold a 35% equity interest in the property. The joint venture financed the transaction by assuming the existing $31.8 million first mortgage and a $15.4 million mezzanine loan with all-in weighted interest rates of 2.35% and 8.5%, respectively. The effective all-in weighted average interest rate for the year ended December 31, 2004 was 4.54%. The mortgage matures in September 2005 and is open for prepayment in April 2005.

19 West is an approximately 292,000 square foot office building located between Fifth and Sixth Avenues. We act as the operating partner for the joint venture and are responsible for leasing and managing the property. During the year ended December 31, 2004, we earned approximately $171,000 for such services. The joint venture agreement provides us with the opportunity to gain certain economic benefits based on the financial performance of the property.

485 Lexington Avenue

In July 2004, we acquired a 30.0% equity interest in the 921,000 square foot office building located at 485 Lexington Avenue, or 485 Lexington, through a joint venture with CIF and the Witkoff Group. The purchase price for 485 Lexington was $225.0 million. The joint venture has arranged for a loan facility to fund 75% of the acquisition and anticipated re-tenanting costs of 485 Lexington. Consistent with our prior joint venture arrangements, we act as the operating partner and day-to-day manager of the venture and are entitled to management fees, leasing commissions and incentive fees. During the year ended December 31, 2004, we earned approximately $104,000 for such services. At closing, TIAA-CREF entered into an operating lease for the entire building. Upon expiration of the operating lease in December 2005, it is anticipated that TIAA-CREF will vacate all of the space it occupies in 485 Lexington (approximately 870,000 square feet).

Simultaneous with the closing of 485 Lexington, the joint venture closed on a $240.0 million loan. The loan, which bears interest at 200 basis points over the 30-day LIBOR, is for three years and has two one-year extension options. At closing, the joint venture drew down approximately $175.3 million. The balance will be used to fund the redevelopment program on an as-needed basis. The effective all-in weighted average interest rate for the year ended December 31, 2004 was 3.84%.

SITQ Immobilier Joint Ventures

One Park Avenue

In May 2001, we entered into a joint venture with respect to the ownership of our interests in One Park Avenue, Manhattan, or One Park, with SITQ Immobilier, a subsidiary of Caisse de depot et placement du Quebec, or SITQ. The property is a 913,000 square foot office building. Under the terms of the joint venture, SITQ purchased a 45% interest in our interests in the property based upon a gross aggregate price of $233.9 million, exclusive of closing costs and reimbursements. No gain or loss was recorded as a result of this transaction. The $150.0 million mortgage was assumed by the joint venture. The interest only mortgage, which was scheduled to mature in January 2004, was extended for one year. This mortgage had an interest rate based on LIBOR plus 150 basis points (2.74% at December 31, 2003). We provided management and leasing services for One Park. During 2004, 2003 and 2002, we earned approximately $0.8 million, $1.7 million and $1.1 million, respectively, for such services. During 2004, 2003 and 2002, we earned approximately $618,000, $757,000 and $797,000 in asset management fees, respectively. The various ownership interests in the mortgage positions of One Park, held through this joint venture, provided for substantially all of the economic interest in the property and gave the joint venture the sole option to purchase the ground lease position. Accordingly, we accounted for this joint venture as having an ownership interest in the property.

In May 2004, the joint venture sold a 75% interest to an affiliate of Credit Suisse First Boston (see below).

1250 Broadway

In November 2001, we sold a 45% interest in 1250 Broadway, Manhattan, or 1250 Broadway, to SITQ based on the property's valuation of approximately $121.5 million. No gain or loss was recorded as a result of this transaction. This property is a 670,000 square foot office building. This property was subject to an $85.0 million mortgage. The interest only mortgage was scheduled to mature in October 2004 and had a one-year renewal option. The mortgage had an interest rate based on LIBOR plus 250 basis points (3.62% at December 31, 2003). We entered into a swap agreement on our share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate at 4.04% through January 2005. In July 2004, we refinanced 1250 Broadway with a $115.0 million mortgage. The interest only loan carries an interest rate of 120 basis points over the 30-day LIBOR (effective all-in weighted average interest rate of 6.29% for the year ended December 31, 2004). The loan matures in August 2006 and is subject to three one-year as-of-right renewal extensions. We provide management and leasing services for 1250 Broadway. During 2004, 2003 and 2002, we earned approximately $781,000, $695,000 and $642,000, respectively, for such services. During each of the years ended December 31, 2004, 2003 and 2002, we earned $240,000, $900,000 and $900,000, respectively, in asset management fees.

1515 Broadway

In May 2002, we, along with SITQ, acquired 1515 Broadway, Manhattan, or 1515 Broadway, for a gross purchase price of approximately $483.5 million. The property is a 1.75 million square foot, 54-story office tower located on Broadway between 44th and 45th Streets. The property was acquired in a joint venture with us retaining an approximate 55% non-controlling interest in the asset. Under a tax protection agreement established to protect the limited partners of the partnership that transferred 1515 Broadway to the joint venture, the joint venture has agreed not to adversely affect the limited partners' tax positions before December 2011. We provide management and leasing services for 1515 Broadway. During 2004, 2003 and 2002, we earned approximately $2.6 million, $1.4 million and $828,000, respectively, for such services. During 2004, 2003 and 2002, we earned approximately $979,000, $898,000 and $612,000, respectively, in asset management fees.

1515 Broadway was acquired with a $275.0 million first mortgage and $60.0 million of mezzanine loans, or the Mezzanine Loans. The balance of the proceeds were funded from our unsecured line of credit and from SITQ's capital contribution to the joint venture. The $275.0 million first mortgage carried an interest rate of 145 basis points over the 30-day LIBOR. The Mezzanine Loans consisted of two $30.0 million loans. The first mezzanine loan carried an interest rate of 350 basis points over the 30-day LIBOR. The second mezzanine loan carried an interest rate of 450 basis points over the 30-day LIBOR. We entered into a swap agreement on $100.0 million of our share of the joint venture first mortgage. The swap effectively fixed the LIBOR rate on the $100.0 million at 2.299% through June 2004. This swap was extended for one year at a fixed LIBOR rate of 1.855%. In June 2004, we refinanced the property with a $425.0 million first mortgage. The interest only mortgage carries an interest rate of 90 basis points over the 30-day LIBOR. The all-in weighted average effective interest rate was 3.62% for the year ended December 31, 2004. The mortgage matures in July 2006 and is subject to three one-year as-of-right renewal options.

One tenant, whose leases end between 2008 and 2015, represents approximately 81.4% of this joint venture's annualized rent at December 31, 2004.

Credit Suisse First Boston Joint Venture

In May 2004, Credit Suisse First Boston LLC, or CSFB, through a wholly owned affiliate, acquired a 75% interest in One Park. The interest was acquired from a joint venture comprised of SITQ and us. Simultaneous with the closing of the acquisition, the new joint venture completed a refinancing of the property with an affiliate of CSFB.

CSFB's affiliated entity acquired its equity interest for $60.0 million. The acquisition was based on a total valuation of approximately $318.5 million. The $238.5 million 10-year interest only loan bears interest at a fixed rate of 5.8% and replaced the existing $150.0 million floating rate loan, which was scheduled to mature in January 2005. We received $83.0 million in net proceeds, which were used to pay down our unsecured revolving credit facility. We have retained a 16.7% interest in the new venture, which may be increased substantially based upon the financial performance of the property. SITQ retained an 8.3% interest. We will manage the venture, in addition to continuing our responsibility of leasing and managing the property. During 2004, we earned approximately $940,000 for these services. During the year ended December 31, 2004, we earned approximately $17,000 in asset management fees.

We accounted for the transaction as a sale of interests and recognized a gain on sale of approximately $22 million. Our initial book basis in the new joint venture is approximately $4.0 million and it will be accounted for under the equity method. In addition, we earned a $4.3 million incentive fee earned pursuant to the prior joint venture agreement with SITQ.

Prudential Real Estate Investors Joint Venture

In February 2000, we acquired a 49.9% interest in a joint venture, which owned 100 Park Avenue, Manhattan, or 100 Park, for $95.8 million. 100 Park is an 834,000 square foot, 36-story office building. The purchase price was funded through a combination of cash and a seller provided mortgage on the property of $112.0 million. In August 2000, AIG/SunAmerica issued a $120.0 million mortgage collateralized by the property located at 100 Park, which replaced the pre-existing $112.0 million mortgage. The 8.00% fixed rate loan has a ten-year term. Interest only was payable through October 1, 2001 and thereafter principal repayments are due through maturity. We provide managing and leasing services for 100 Park. During 2004, 2003 and 2002, we earned approximately $767,000, $757,000 and $631,000 for such services, respectively.

Gramercy Capital Corp.

In April 2004, we formed Gramercy Capital Corp., or Gramercy, a specialty finance company focused on originating and acquiring loans and other fixed-income investments secured by commercial and multi-family real estate. Gramercy will continue our structured finance business as a separate public company. Gramercy intends to operate as and qualify as a REIT for federal income tax purposes. In July 2004, Gramercy sold 12,500,000 shares of common stock in its initial public offering at a price of $15.00 per share, for a total offering of $187.5 million. Gramercy's common stock is listed on the New York Stock Exchange under the symbol "GKK." As part of the offering, which closed on August 2,

2004, we purchased 3,125,000 shares, or 25%, of Gramercy, for a total investment of approximately $46.9 million. The market value of our investment in Gramercy was approximately $64.4 million on December 31, 2004. In January 2005, we purchased an additional 1,275,000 shares of common stock of Gramercy, increasing out total investment to approximately $68.9 million. We currently hold 4,710,000 shares of Gramercy common stock. Gramercy is a variable interest entity, but we are not the primary beneficiary. Due to the significant influence we have over Gramercy, we account for our investment under the equity method of accounting.

GKK Manager LLC, or the Manager, an affiliate of ours, entered into a management agreement with Gramercy, which provides for an initial term through December 2007, with automatic one-year extension options and subject to certain termination rights. Gramercy will pay us an annual management fee equal to 1.75% of their stockholders' equity (as defined in the management agreement). For the period from April 12, 2004 through December 31, 2004, we received an aggregate of approximately $1.3 million in fees under this agreement.

We, along with the Manager, hold Class B limited partner interests for a nominal percentage of Gramercy's operating partnership. We and the Manager currently own 85 units and 15 units of the Class B limited partner interests, respectively. In the future this may be reduced to 70 units and 30 units, respectively. To provide an incentive for the Manager to enhance the value of the common stock, we, along with the Manager, are entitled to an incentive return payable through the Class B limited partner interests equal to 25% of the amount by which funds from operations (as defined in Gramercy's partnership agreement) plus certain accounting gains exceed the product of the weighted average stockholders' equity of Gramercy multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as an incentive distribution income in the period when earned and when receipt of such amounts have become probable and reasonably estimable in accordance with Gramercy's partnership agreement. No amounts were earned or accrued under this agreement as of December 31, 2004. Due to the control we have over the Manager, we consolidate the accounts of the Manager into ours.

Gramercy is obligated to reimburse the Manager for its costs incurred under an asset servicing agreement and an outsource agreement between us and the Manager. The asset servicing agreement provides for an annual fee of 0.15% of the book value of Gramercy's investments, excluding certain defined investments. The outsourcing agreement provides a fee of $1.25 million per year, increasing 3% annually over the prior year. For the period from April 12, 2004 through December 31, 2004, the Manager received an aggregate of approximately $637,000 under the outsourcing and asset servicing agreements.

During that same period, Gramercy reimbursed approximately $2.4 million to us for organizational costs incurred in connection with the formation of Gramercy, the formation of its affiliates, the initial public offering, and to reimburse us for consulting fees paid to Gramercy's Chief Operating Officer and Chief Financial Officer, respectively.

The condensed combined balance sheets for the unconsolidated joint ventures, including Gramercy, at December 31, 2004 and 2003, are as follows (in thousands):

	2004	2003
Assets		
Commercial real estate property, net	$2,420,851	$2,045,337
Structured finance investments	411,478	—
Other assets	304,230	290,373
Total assets	$3,136,559	$2,335,710
Liabilities and members' equity		
Mortgage payable	$1,576,201	$ 907,875
Other liabilities	98,960	88,629
Members' equity	1,461,398	1,339,206
Total liabilities and members' equity	$3,136,559	$2,335,710
Company's net investment in unconsolidated joint ventures	$ 557,089	$ 590,064

The condensed combined statements of operations for the unconsolidated joint ventures from acquisition date through December 31, 2004 are as follows (in thousands):

	2004	2003	2002
Total revenues	$345,389	$176,889	$154,685
Operating expenses	83,249	48,988	39,831
Real estate taxes	59,545	33,741	23,430
Interest	48,839	34,295	32,019
Depreciation and amortization	56,820	30,232	24,362
Total expenses	248,453	147,256	119,642
Net income before gain on sale	$ 96,936	$ 29,633	$ 35,043
Company's equity in net income of unconsolidated joint ventures	$ 44,037	$ 14,871	$ 18,383

7. Investment in and Advances to Affiliates

Service Corporation

In order to maintain our qualification as a REIT while realizing income from management, leasing and construction contracts from third parties and joint venture properties, all of the management operations are conducted through the Service Corporation. We, through our Operating Partnership, own 100% of the non-voting common stock (representing 95% of the total equity) of the Service Corporation. Through dividends on its equity interest, our Operating Partnership receives substantially all of the cash flow from the Service Corporation's operations. All of the voting common stock of the Service Corporation (representing 5% of the total equity) is held by our affiliate. This controlling interest gives the affiliate the power to elect all directors of the Service Corporation. Prior to July 1, 2003, we accounted for our investment in the Service Corporation on the equity basis of accounting because we had significant influence with respect to management and operations, but did not control the entity. The Service Corporation is considered to be a variable interest entity under FIN 46 and we are the primary beneficiary. Therefore, effective July 1, 2003, we consolidated the operations of the Service Corporation. For the year ended December 31, 2004 and the six months ended December 31, 2003, the Service Corporation earned approximately $7.7 million and $3.3 million of revenue and incurred approximately $6.3 million and $3.3 million in expenses, respectively. Effective January 1, 2001, the Service Corporation elected to be taxed as a TRS.

All of the management, leasing and construction services with respect to the properties wholly-owned by us are conducted through SL Green Management LLC which is 100% owned by our Operating Partnership.

eEmerge

In May 2000, our Operating Partnership formed eEmerge, Inc., a Delaware corporation, or eEmerge, in partnership with Fluid Ventures LLC, or Fluid. In March 2001, we bought out Fluid's entire ownership interest in eEmerge. eEmerge is a separately managed, self-funded company that provides fully-wired and furnished office space, services and support to businesses.

We, through our Operating Partnership, owned all the non-voting common stock of eEmerge. Through dividends on our equity interest, our Operating Partnership received approximately 100% of the cash flow from eEmerge operations. All of the voting common stock was held by an affiliate. This controlling interest gave the affiliate the power to elect all the directors of eEmerge. We accounted for our investment in eEmerge on the equity basis of accounting because although we had significant influence with respect to management and operations, we did not control the entity. Effective March 2002, we acquired all the voting common stock previously held by the affiliate. As a result, we control all the common stock of eEmerge. Effective with the quarter ended March 31, 2002, we consolidated the operations of eEmerge. Effective January 1, 2001, eEmerge elected to be taxed as a TRS.

In June 2000, eEmerge and Eureka Broadband Corporation, or Eureka, formed eEmerge.NYC LLC, a Delaware limited liability company, or ENYC, whereby eEmerge has a 95% interest and Eureka has a 5% interest in ENYC. ENYC operates a 50,200 square foot fractional office suites business. ENYC entered into a 10-year lease with our Operating Partnership for its premises, which is located at 440 Ninth Avenue, Manhattan. Allocations of net profits, net losses and distributions are made in accordance with the Limited Liability Company Agreement of ENYC. Effective with the quarter ended March 31, 2002, we consolidated the operations of ENYC.

The net book value of our investment as of December 31, 2004 and 2003 was approximately $3.4 million and $4.0 million, respectively. Management currently believes that, assuming future increases in rental revenue in excess of inflation, it will be possible to recover the net book value of the investment through future operating cash flows. However, there is a possibility that eEmerge will not generate sufficient future operating cash flows for us to recover our investment. As a result of this risk factor, management may in the future determine that it is necessary to write down a portion of the net book value of the investment.

8. Deferred Costs

Deferred costs at December 31 consisted of the following (in thousands):

	2004	2003
Deferred financing	$ 20,356	$ 22,464
Deferred leasing	62,184	49,131
	82,540	71,595
Less accumulated amortization	(34,671)	(32,318)
	$ 47,869	$ 39,277

9 Mortgage Notes Payable

The first mortgage notes payable collateralized by the respective properties and assignment of leases at December 31, 2004 and 2003, respectively, were as follows (in thousands):

Property	Maturity Date	Interest Rate	2004	2003
1414 Avenue of the Americas (1)	5/1/09	7.87%	$ 13,325	$ 13,532
70 West 36th Street (1)	5/1/09	7.87%	11,611	11,791
711 Third Avenue (1)	9/10/05	8.13%	47,602	48,036
420 Lexington Avenue (1)	11/1/10	8.44%	119,412	121,324
673 First Avenue (1)	2/11/13	5.67%	35,000	35,000
125 Broad Street (2)	10/11/07	8.29%	75,526	76,188
220 East 42nd Street (1)	12/9/13	5.23%	210,000	210,000
625 Madison Avenue	11/1/15	6.27%	102,000	—
Total fixed rate debt			614,476	515,871
Total floating rate debt			—	—
Total mortgage notes payable			$614,476	$515,871

(1) Held in bankruptcy remote special purpose entity.
(2) This mortgage has an initial maturity date of October 11, 2007 and a contractual maturity date of October 11, 2030.

At December 31, 2004 and 2003, the net book value of the properties collateralizing the mortgage notes was approximately $852.1 million and $594.7 million, respectively.

For the year ended December 31, 2004, we incurred approximately $62.7 million of interest expense, excluding approximately $433,000 which was capitalized.

Principal Maturities

Combined aggregate principal maturities of mortgages and notes payable, secured and unsecured revolving credit facilities, term loans and our share of joint venture debt as of December 31, 2004, excluding extension options, were as follows (in thousands):

	Scheduled Amortization	Principal Repayments	Revolving Credit Facilities	Term Loans	Total	Joint Venture Debt
2005	$ 4,158	$ 47,247	$ 18,900	$ —	$ 70,305	$ 17,240
2006	4,388	—	92,000	—	96,388	376,728
2007	9,671	73,341	—	1,324	84,336	53,723
2008	9,857	—	—	98,676	108,533	21,923
2009	10,207	22,824	—	325,000	358,031	779
Thereafter	38,404	394,379	—	—	432,783	94,817
	$76,685	$537,791	$110,900	$425,000	$1,150,376	$565,210

Mortgage Recording Tax—Hypothecated Loan

Our Operating Partnership mortgage tax credit loans totaled approximately $45.5 million from LBHI at December 31, 2003. As of December 31, 2004, the LBHI facility was discontinued. All mortgage tax credit loans had been utilized. These loans were collateralized by the mortgage encumbering the Operating Partnership's interests in 290 Madison Avenue. The loans were also collateralized by an equivalent amount of our cash, which was held by LBHI and invested in US Treasury securities. Interest earned on the cash collateral was applied by LBHI to service the loans with interest rates commensurate with that of a portfolio of six-month US Treasury securities, which was to mature on June 1, 2005. Our Operating Partnership and LBHI each had the right of offset and therefore the loans and the cash collateral were presented on a net basis in the consolidated balance sheet. Under the terms of the LBHI facility, no fees were due to the lender until such time as the facility was utilized. When a preserved mortgage was assigned to a third party or was used by us in a financing transaction, finance costs were incurred and were only calculated at that time. These costs were then accounted for based on the nature of the transaction. If the mortgage credits were sold to a third party, the finance costs were written off directly against the gain on sale of the credits. If the mortgage credits were used by us, the finance costs were deferred and amortized over the term of the new related mortgage. The amortization period was dependent on the term of the new mortgage. The purpose of these loans was to temporarily preserve mortgage recording tax credits for future potential acquisitions of real property, which we may make, the financing of which may include property level debt, or refinancings for which these credits would be applicable and provide a financial savings. At the same time, the underlying mortgage remain as a bona fide debt to LBHI. The loans were considered utilized when the loan balance of the facility decreased due to the assignment of the preserved mortgage to a property, which we were acquiring with debt or was being financed by us, or to a third party for the same purposes.

10 Revolving Credit Facilities

Unsecured Revolving Credit Facility

In September 2004, we modified our $300.0 million unsecured revolving credit facility. We have a one-time option to increase the capacity under the unsecured revolving credit facility to $375.0 million at any time prior to the maturity date. The unsecured revolving credit facility matures in March 2006, and has a one-year extension option. It bears interest at a spread ranging from 105 basis points to 135 basis points over LIBOR, based on our leverage ratio, currently 120 basis points. The unsecured revolving credit facility also requires a 15 to 25 basis point fee on the unused balance payable annually in arrears. At December 31, 2004, nothing was outstanding under this facility. Availability under the unsecured revolving credit facility at December 31, 2004 was further reduced by the issuance of letters of credit in the amount of $4.0 million. The unsecured revolving credit facility includes certain restrictions and covenants (see restrictive covenants below).

Secured Revolving Credit Facility

In December 2001, we obtained a $75.0 million secured revolving credit facility. The secured revolving credit facility had a term of two years with a one-year extension option. The extension option was exercised in December 2003. This facility was further extended and now matures in December 2006. The facility was increased to $125.0 million in March 2004. In September 2004, we reduced the interest rate spread to a spread ranging from 105 basis points to 135 basis points over LIBOR, based on our leverage ratios, currently 120 basis points, and is secured by various structured finance investments. At December 31, 2004, $92.0 million was outstanding and carried an effective all-in annual weighted average interest rate of 4.13%. The secured revolving credit facility includes certain restrictions and covenants which are similar to those under the unsecured revolving credit facility (see restrictive covenants below).

In connection with a structured finance transaction, which closed in June 2004, we entered into a secured term loan for $18.9 million. This loan, which was scheduled to mature in December 2004, was extended to January 2005. It carried an interest rate of 200 basis points over the one-month LIBOR (effective all-in rate of 3.77% for the year ended December 31, 2004). This loan was repaid in January 2005.

Term Loans

In December 2002, we obtained a $150.0 million unsecured term loan. Effective June 2003, the unsecured term loan was increased to $200.0 million and the term was extended by six months to June 2008. In August 2004, the unsecured term loan was further increased to $325.0 million and the maturity date was further extended to August 2009. This term loan bears interest at a spread ranging from 110 basis points to 140 basis points over LIBOR, based on our leverage ratio. As of December 31, 2004, we had $325.0 million outstanding under the unsecured term loan at the rate of 125 basis points over LIBOR. To limit our exposure to the variable LIBOR rate we entered into various swap agreements to fix the LIBOR rate on the entire unsecured term loan. The LIBOR rate was fixed for a blended all-in rate of 4.50%. The effective all-in interest rate on the unsecured term loan was 4.96% for the year ended at December 31, 2004.

In December 2003, we entered into an unsecured non-recourse term loan for $67.6 million, and repaid the mortgage on 555 West 57th Street. The terms of this loan were the same as those on the 555 West 57th Street mortgage. As a result, this loan carried an effective quarterly interest rate of 8.10 percent due to a LIBOR floor of 6.10% plus 200 basis points. This loan was repaid in April 2004.

In December 2003, we closed on a $100.0 million five-year non-recourse term loan secured by a pledge of our ownership interest in 1221 Avenue of the Americas. This term loan has a floating rate of 150 basis points over the current LIBOR rate (effective all-in rate of 3.54% for the year ended December 31, 2004). During April 2004, we entered into a serial step-swap commencing April 2004 with an initial 24-month all-in rate of 3.83% and a blended all-in rate of 5.10% with a final maturity date in December 2008.

Restrictive Covenants

The terms of the unsecured and secured revolving credit facilities and the term loans include certain restrictions and covenants which limit, among other things, the payment of dividends (as discussed below), the incurrence of additional indebtedness, the incurrence of liens and the disposition of assets, and which require compliance with financial ratios relating to the minimum amount of tangible net worth, the minimum amount of debt service coverage, and fixed charge coverage, the maximum amount of unsecured indebtedness, the minimum amount of unencumbered property debt service coverage and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for Federal Income Tax purposes, we will not during any four consecutive fiscal quarters make distributions with respect to common stock or other equity interests in an aggregate amount in excess of 90% of funds from operations for such period, subject to certain other adjustments. As of December 31, 2004 and 2003, we were in compliance with all such covenants.

11 Fair Value of Financial Instruments

The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize

on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents, accounts receivable, accounts payable, and revolving credit facilities balances reasonably approximate their fair values due to the short maturities of these items. Mortgage notes payable and the unsecured term loans have an estimated fair value based on discounted cash flow models of approximately $1.1 billion, which exceeded the book value of the related fixed rate debt by approximately $11.8 million. Structured finance investments are carried at amounts, which reasonably approximate their fair value as determined by us.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2004. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

12 Rental Income

The Operating Partnership is the lessor and the sublessor to tenants under operating leases with expiration dates ranging from January 1, 2005 to 2023. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse us for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for non-cancelable operating leases in effect at December 31, 2004 for the wholly-owned properties and our share of joint venture properties are as follows (in thousands):

	Wholly-Owned Properties	Joint Venture Properties
2005	$ 266,574	$ 126,684
2006	240,971	120,911
2007	230,446	115,903
2008	210,555	104,709
2009	189,754	99,564
Thereafter	690,709	435,058
	$1,829,009	$1,002,829

13. Related Party Transactions

Cleaning Services

First Quality Maintenance, L.P., or First Quality, provides cleaning, extermination and related services with respect to certain of the properties owned by us. First Quality is owned by Gary Green, a son of Stephen L. Green, the chairman of our board of directors and former chief executive officer. First Quality also provides additional services directly to tenants on a separately negotiated basis. The aggregate amount of fees paid by us to First Quality for services provided (excluding services provided directly to tenants) was approximately $4.6 million in 2004, $4.3 million in 2003 and $3.4 million in 2002. In addition, First Quality has the non-exclusive opportunity to provide cleaning and related services to individual tenants at our properties on a basis separately negotiated with any tenant seeking such additional services. First Quality leases 12,290 square feet of space at 70 West 36th Street pursuant to a lease that expires on December 31, 2012 and provides for annual rental payments of approximately $323,000.

Security Services

Classic Security LLC, or Classic Security, provides security services with respect to certain properties owned by us. Classic Security is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $4.1 million in 2004, $3.7 million in 2003 and $3.2 million in 2002.

Messenger Services

Bright Star Couriers LLC, or Bright Star, provides messenger services with respect to certain properties owned by us. Bright Star is owned by Gary Green, a son of Stephen L. Green. The aggregate amount of fees paid by us for such services was approximately $203,000 in 2004, $145,000 in 2003 and $87,000 in 2002.

Leases

Nancy Peck and Company leases 2,013 square feet of space at 420 Lexington Avenue, pursuant to a lease that expires on June 30, 2005 and provides for annual rental payments of approximately $65,000. Nancy Peck and Company is owned by Nancy Peck, the wife of Stephen L. Green. The rent due pursuant to the lease is offset against a consulting fee of $10,000 per month an affiliate pays to her pursuant to a consulting agreement, which is cancelable upon 30-days notice.

Brokerage Services

Sonnenblick-Goldman Company, or Sonnenblick, a nationally recognized real estate investment banking firm, provided mortgage brokerage services with respect to securing approximately $80.0 million of first mortgage financing in 2003. Mr. Morton Holliday, the father of Mr. Marc Holliday, was a Managing Director of Sonnenblick at the time of the financings. We paid approximately $400,000 in 2003 to Sonnenblick for such services.

In 2003, we also paid $623,000 to Sonnenblick in connection with the acquisition of 461 Fifth Avenue. In 2004, our 1515 Broadway joint venture paid approximately $855,000 to Sonnenblick in connection with securing a $425.0 million first mortgage for the property.

Management Fees

S.L. Green Management Corp. receives property management fees from an entity in which Stephen L. Green owns an interest. The aggregate amount of fees paid to S.L. Green Management Corp. from such entity was approximately $258,000 in 2004, $237,000 in 2003, and $242,000 in 2002.

Amounts due from (to) related parties at December 31 consisted of the following (in thousands):

	2004	2003
17 Battery Condominium Association	$ 207	$. 290
Due from joint ventures	—	282
Officers and employees	1,681	1,743
Other	3,139	2,927
Related party receivables	$5,027	$5,242

Management Indebtedness

In January 2001, Mr. Marc Holliday, then our president, received a non-recourse loan from us in the principal amount of $1.0 million pursuant to his amended and restated employment and non-competition agreement he executed at the time. This loan bears interest at the applicable federal rate per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. The principal of and interest on this loan is forgivable upon our attainment of specified financial performance goals prior to December 31, 2006, provided that Mr. Holliday remains employed by us until January 17, 2007. In April 2000, Mr. Holliday received a loan from us in the principal amount of $300,000 with a maturity date of July 2003. This loan bears interest at a rate of 6.60% per annum and is secured by a pledge of certain of Mr. Holliday's shares of our common stock. In May 2002, Mr. Holliday entered into a loan modification agreement with us in order to modify the repayment terms of the $300,000 loan. Pursuant to the agreement, $100,000 (plus accrued interest thereon) is forgivable on each of January 1, 2004, January 1, 2005 and January 1, 2006, provided that Mr. Holliday remains employed by us through each of such date. The balance outstanding on this loan, including accrued interest, was approximately $200,000 on December 31, 2004. In addition, the $300,000 loan shall be forgiven if and when the $1.0 million loan that Mr. Holliday received pursuant to his amended and restated employment and non-competition agreement is forgiven.

Gramercy Capital Corp.

See Note 6. Investment in Unconsolidated Joint Ventures—Gramercy Capital Corp. for disclosure on related party transactions between Gramercy and us.

14. Convertible Preferred Stock

Our 4,600,000 8% Preferred Income Equity Redeemable Shares, or PIERS, were converted into 4,698,880 shares of common stock on September 30, 2003. No charge was recorded to earnings as the conversion was not a redemption or an induced conversion to common stock. They were non-voting and were convertible at any time at the option of the holder into our common stock at a conversion price of $24.475 per share. The PIERS received annual dividends of $2.00 per share paid on a quarterly basis and dividends were cumulative, subject to certain provisions. The PIERS were initially recorded net of underwriters discount and issuance costs. These costs were being accreted over the expected term of the PIERS using the effective interest method.

15. Stockholders' Equity

Common Stock

Our authorized capital stock consists of 200,000,000 shares, $.01 par value, of which we have authorized the issuance of up to 100,000,000 shares of common stock, $.01 par value per share, 75,000,000 shares of excess stock, at $.01 par value per share, and 25,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 2004, 40,875,989 shares of common stock and no shares of excess stock were issued and outstanding.

In January 2004, we sold 1,800,000 shares of our common stock at a gross price of $42.33 per share. The net proceeds from this offering (approximately $73.6 million) were used to pay down our unsecured revolving credit facility.

In August 2004, we sold 1,350,000 shares of our common stock at a gross price of $48.50 per share. The net proceeds from this offering (approximately $65.0 million) were used to pay down our unsecured revolving credit facility.

We filed a $500.0 million shelf registration statement, which was declared effective by the Securities and Exchange Commission, or SEC, in March 2004. This registration statement provides us with the ability to issue common and preferred stock, depository shares and warrants. We currently have $334.5 million available under the shelf.

Perpetual Preferred Stock

In December 2003, we sold 6,300,000 shares of 7.625% Series C cumulative redeemable preferred stock, or the Series C preferred stock, (including the underwriters' over-allotment option of 700,000 shares) with a mandatory liquidation preference of $25.00 per share. Net proceeds from this offering (approximately $152.0 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series C preferred stock receive annual dividends of $1.90625 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after December 12, 2008, we may redeem the Series C preferred stock at par for cash at our option. The Series C preferred stock was recorded net of underwriters discount and issuance costs.

In April 2004, we issued 2,450,000 shares of our 7.875% Series D cumulative redeemable preferred stock, or the Series D preferred stock, with a mandatory liquidation preference of $25.00 per share. Net proceeds from this offering (approximately $59.0 million) were used principally to repay amounts outstanding under our secured and unsecured revolving credit facilities. The Series D preferred stock receive annual dividends of $1.96875 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after May 27, 2009, we may redeem the Series D preferred stock at par for cash at our option. The Series D preferred stock was recorded net of underwriters discount and issuance costs. In July 2004, we issued an additional 1,550,000 shares of Series D preferred stock, raising additional net proceeds of approximately $37.3 million.

Rights Plan

In February 2000, our board of directors authorized a distribution of one preferred share purchase right, or Right, for each outstanding share of common stock under a shareholder rights plan. This distribution was made to all holders of record of the common stock on March 31, 2000. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B junior participating preferred stock, par value $0.01 per share, or Preferred Shares, at a price of $60.00 per one one-hundredth of a Preferred Share, or Purchase Price, subject to adjustment as provided in the rights agreement. The Rights expire on March 5, 2010, unless we extend the expiration date or the Right is redeemed or exchanged earlier.

The Rights are attached to each share of common stock. The Rights are generally exercisable only if a person or group becomes the beneficial owner of 17% or more of the outstanding common stock or announces a tender offer for 17% or more of the outstanding common stock, or Acquiring Person. In the event that a person or group becomes an Acquiring Person, each holder of a Right, excluding the Acquiring Person, will have the right to receive, upon exercise, common stock having a market value equal to two times the Purchase Price of the Preferred Shares.

Dividend Reinvestment and Stock Purchase Plan

We filed a registration statement with the SEC for our dividend reinvestment and stock purchase plan, or DRIP, which was declared effective on September 10, 2001, and commenced on September 24, 2001. We registered 3,000,000 shares of our common stock under the DRIP.

During the years ended December 31, 2004 and 2003, 194,863 and 68,453 shares were issued and approximately $8.9 million and $2.5 million of proceeds were received, respectively, from dividend reinvestments and/or stock purchases under the DRIP. DRIP shares may be issued at a discount to the market price.

2003 Long-Term Outperformance Compensation Program

Our board of directors has adopted a long-term, seven-year compensation program for senior management. The program, which measures our performance over a 48-month period (unless terminated earlier) commencing April 1, 2003, provides that holders of our common equity are to achieve a 40% total return during the measurement period over a base of $30.07 per share before any restricted stock awards are granted. Management will receive an award of restricted stock in an amount between 8% and 10% of the excess return over the baseline return. At the end of the four-year measurement period, 40% of the award will vest on the measurement date and 60% of the award will vest ratably over the subsequent three years based on continued employment. Any restricted stock to be issued under the program will be allocated from our Stock Option Plan (as defined below), which was previously approved through a stockholder vote in May 2002. We record the expense of the restricted stock award in accordance with SFAS 123. The fair value of the award on the date of grant was determined to be $3.2 million. Forty percent of the value of the award will be amortized over four years and the balance will be amortized at 20% per year over five, six and seven years, respectively, such that 20% of year five, 16.67% of year six, and 14.29% of year seven will be recorded in year one. The total value of the award (capped at $25.5 million) will determine the number of shares assumed to be issued for purposes of calculating diluted earnings per share. Compensation expense of $650,000 and $485,000 was recorded during the years ended December 31, 2004 and 2003, respectively.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced July 2004, our non-employee directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by us, as defined by the program. Phantom stock units are credited to each non-employee director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating non-employee director's account is also credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter.

During the six months ended December 31, 2004, 1,000 phantom stock units were earned. As of December 31, 2004, there were approximately 1,000 phantom stock units outstanding.

Stock Option Plan

During August 1997, we instituted the 1997 Stock Option and Incentive Plan, or the Stock Option Plan. The Stock Option Plan was amended in December 1997, March 1998, March 1999 and May 2002. The Stock Option Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Code, or ISOs, (ii) the grant of stock options that do not qualify, or NQSOs, (iii) the grant of stock options in lieu of cash Directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options are determined by our compensation committee, but may not be less than 100% of the fair market value of the shares of our common stock on the date of grant. At December 31, 2004, approximately 3,113,873 shares of our common stock were reserved for issuance under the Stock Option Plan.

Options granted under the Stock Option Plan are exercisable at the fair market value on the date of grant and, subject to termination of employment, expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in three to five annual installments commencing one year from the date of grant.

A summary of the status of our stock options as of December 31, 2004, 2003 and 2002 and changes during the years then ended are presented below:

	2004		2003		2002	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	3,250,231	$26.80	3,278,663	$25.49	2,598,066	$23.76
Granted	132,333	$43.77	327,000	$35.09	1,050,000	$28.25
Exercised	(1,080,835)	$23.40	(347,099)	$22.14	(321,846)	$20.64
Lapsed or cancelled	(131,967)	$28.67	(8,333)	$24.52	(47,557)	$23.32
Balance at end of year	2,169,762	$29.39	3,250,231	$26.80	3,278,663	$25.49
Options exercisable at end of year	789,785	$26.54	1,404,467	$23.41	1,182,902	$22.62
Weighted average fair value of options granted during the year	$475,000		$1,150,000		$3,515,000	

All options were granted within a price range of $18.44 to $54.82. The remaining weighted average contractual life of the options was 7.2 years.

Earnings Per Share

Earnings per share for the years ended December 31, is computed as follows (in thousands):

Numerator (Income)	2004	2003	2002
Basic Earnings:			
Income available to common shareholders	$193,172	$ 90,447	$64,641
Effect of Dilutive Securities:			
Redemption of units to common shares	11,352	6,299	4,752
Preferred Stock (as converted to common stock)	—	7,087	9,690
Stock options	—	—	—
Diluted Earnings:			
Income available to common shareholders	$204,524	$103,833	$79,083

Denominator Weighted Average (Shares)	2004	2003	2002
Basic Shares:			
Shares available to common shareholders	39,171	32,265	30,236
Effect of Dilutive Securities:			
Redemption of units to common shares	2,302	2,305	2,208
Preferred Stock (as converted to common stock)	—	3,491	4,699
Stock-based compensation plans	1,605	909	643
Diluted Shares	43,078	38,970	37,786

16 Minority Interest

The unit holders represent the minority interest ownership in our Operating Partnership. As of December 31, 2004 and 2003, the minority interest unit holders owned 5.8% (2,530,942 units) and 6.0% (2,305,955 units) of our Operating Partnership, respectively. At December 31, 2004, 2,530,942 shares of our common stock were reserved for the conversion of units of limited partnership interest in our Operating Partnership.

In February 2003, our Operating Partnership issued 376,000 units of limited partnership interest in connection with the acquisition of 220 East 42nd Street.

In March 2003, our Operating Partnership issued 51,667 units of limited partnership interest in connection with the acquisition of condominium interests in 125 Broad Street.

In October 2004, our Operating Partnership issued 306,000 units of limited partnership interest in connection with the acquisition of 625 Madison Avenue.

17 Benefit Plans

The building employees are covered by multi-employer defined benefit pension plans and post-retirement health and welfare plans. Contributions to these plans amounted to approximately $3.4 million, $3.3 million and $2.7 million during the years ended December 31, 2004, 2003 and 2002, respectively. Separate actuarial information regarding such plans is not made available to the contributing employers by the union administrators or trustees, since the plans do not maintain separate records for each reporting unit.

Executive Stock Compensation

During July 1998, we issued 150,000 shares in connection with an employment contract. These shares vest annually at rates of 15% to 35% and were recorded at fair value. At December 31, 2004, 143,650 of these shares had vested. We recorded compensation expense of approximately $604,000, $445,000 and $713,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Effective January 1, 1999, we implemented a deferred compensation plan, or the Deferred Plan, covering certain of our executives. In connection with the Deferred Plan, we issued 351,750, 211,750 and 17,500 restricted shares in 2004, 2003 and 2002, respectively. The shares issued under the Deferred Plan were granted to certain executives and vesting will occur annually upon our meeting established financial performance criteria. Annual vesting occurs at rates ranging from 15% to 35% once performance criteria are reached. As of December 31, 2004, 421,020 of these shares had vested and 110,650 had been retired. We recorded compensation expense of approximately $7.1 million, including a one-time charge related to a restricted stock award, $2.0 million and $685,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

401(K) Plan

During August 1997, we implemented a 401(K) Savings/Retirement Plan, or the 401(K) Plan, to cover eligible employees of ours, and any designated affiliate. The 401(K) Plan permits eligible employees to defer up to 15% of their annual compensation, subject to certain limitations imposed by the Code. The employees' elective deferrals are

immediately vested and non-forfeitable upon contribution to the 401(K) Plan. During 2000, we amended our 401(K) Plan to include a matching contribution, subject to ERISA limitations, equal to 50% of the first 4% of annual compensation deferred by an employee. During 2003, we amended our 401(K) Plan to provide for discretionary matching contributions only. For the years ended December 31, 2004, 2003 and 2002, we made matching contributions of approximately $149,000, none and $140,000, respectively.

18 Commitments and Contingencies

We and our Operating Partnership are not presently involved in any material litigation nor, to our knowledge, is any material litigation threatened against us or our properties, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by us and our Operating Partnership related to this litigation will not materially affect our financial position, operating results or liquidity.

On October 24, 2001, an accident occurred at 215 Park Avenue South, a property which we manage, but do not own. Personal injury and wrongful death claims were filed against us and others by 11 persons. We believe that there is sufficient insurance coverage to cover the cost of such claims, as well as any other personal injury or property claims which may arise. We believe that we have no monetary exposure under the lawsuit.

We entered into employment agreements with certain executives. Six executives have employment agreements which expire between November 2005 and January 2010. The minimum cash-based compensation, including base salary and guaranteed bonus payments, associated with these employment agreements totals approximately $3.8 million for 2005.

During March 1998, we acquired an operating sub-leasehold position at 420 Lexington Avenue. The operating sub-leasehold position requires annual ground lease payments totaling $6.0 million and sub-leasehold position payments totaling $1.1 million (excluding an operating sub-lease position purchased January 1999). The ground lease and sub-leasehold positions expire 2008. We may extend the positions through 2029 at market rents.

The property located at 1140 Avenue of the Americas operates under a net ground lease ($348,000 annually) with a term expiration date of 2016 and with an option to renew for an additional 50 years.

The property located at 711 Third Avenue operates under an operating sub-lease which expires in 2083. Under the sub-lease, we are responsible for ground rent payments of $1.6 million annually which increased to $3.1 million in July 2001 and will continue for the next ten years. The ground rent is reset after year ten based on the estimated fair market value of the property.

The property located at 461 Fifth Avenue operates under a ground lease (approximately $1.8 million annually) with a term expiration date of 2006 and with three options to renew for an additional 21 years each, followed by a fourth option for 15 years. We also have an option to purchase the ground lease for a fixed price on a specific date.

In April 1988, the SL Green predecessor entered into a lease agreement for property at 673 First Avenue, which has been capitalized for financial statement purposes. Land was estimated to be approximately 70% of the fair market value of the property. The portion of the lease attributed to land is classified as an operating lease and the remainder as a capital lease. The initial lease term is 49 years with an option for an additional 26 years. Beginning in lease years 11 and 25, the lessor is entitled to additional rent as defined by the lease agreement.

We continue to lease the 673 First Avenue property, which has been classified as a capital lease with a cost basis of $12.2 million and cumulative amortization of $4.2 million and $3.9 million at December 31, 2004 and 2003, respectively.

The following is a schedule of future minimum lease payments under capital leases and noncancellable operating leases with initial terms in excess of one year as of December 31, 2004 (in thousands):

December 31,	Capital lease	Non-cancellable operating leases
2005	$ 1,322	$ 18,381
2006	1,416	17,488
2007	1,416	16,594
2008	1,416	16,594
2009	1,416	16,594
Thereafter	53,320	329,971
Total minimum lease payments	60,306	$415,622
Less amount representing interest	(43,864)	
Present value of net minimum lease payments	$ 16,442	

19 Financial Instruments: Derivatives and Hedging

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001, requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows.

The following table summarizes the notional and fair value of our derivative financial instruments at December 31, 2004. The notional value is an indication of the extent of our involvement in these instruments at that time, but does not represent exposure to credit, interest rate or market risks (in thousands).

	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	$ 65,000	4.010%	11/2001	8/2005	(501)
Interest Rate Swap	$ —	3.300%	8/2005	9/2006	146
Interest Rate Swap	$ —	4.330%	9/2006	6/2008	(315)
Interest Rate Swap	$100,000	4.060%	12/2003	12/2007	(1,468)
Interest Rate Swap	$ 35,000	4.113%	12/2004	6/2008	(547)
Interest Rate Swap	$100,000	2.330%	4/2004	5/2006	1,057
Interest Rate Swap	$ —	4.650%	5/2006	12/2008	(1,435)
Interest Rate Swap	$125,000	2.710%	9/2004	9/2006	1,091
Interest Rate Swap	$ —	4.352%	9/2006	8/2009	(450)
Interest Rate Swap (1)	$ 94,000	4.463%	12/2004	12/2014	1,075

(1)We anticipate entering into a 10-year financing during the first half of 2005 in connection with the refinancing of a property mortgage.

On December 31, 2004, the derivative instruments were reported as an obligation at their fair value of approximately $1.4 million. Offsetting adjustments are represented as deferred gains or losses in Accumulated Other Comprehensive Income of $5.7 million, including a gain of approximately $7.2 million from the settlement of a forward swap. This gain is being amortized over the ten-year term of its related mortgage obligation from December 2003. Currently, all of our derivative instruments are designated as effective hedging instruments.

Over time, the realized and unrealized gains and losses held in Accumulated Other Comprehensive Income (Loss) will be reclassified into earnings as interest expense in the same periods in which the hedged interest payments affect earnings. We estimate that approximately $1.2 million of the current balance held in Accumulated Other Comprehensive Loss will be reclassified into earnings within the next 12 months.

We are hedging exposure to variability in future cash flows for forecasted transactions in addition to anticipated future interest payments on existing debt.

20 Environmental Matters

Our management believes that the properties are in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of the properties were sold.

21 Segment Information

We are a REIT engaged in owning, managing, leasing, acquiring and repositioning office properties in Manhattan and have two reportable segments, office real estate and structured finance investments. We evaluate real estate performance and allocate resources based on contribution to income from continuing operations.

Our real estate portfolio is primarily located in the geographical market of Manhattan. The primary sources of revenue are generated from tenant rents and escalations and reimbursement revenue. Real estate property operating expenses consist primarily of security, maintenance, utility costs, real estate taxes and ground rent expense (at certain applicable properties). See Note 5 for additional details on our structured finance investments.

Selected results of operations for the years ended December 31, 2004, 2003 and 2002, and selected asset information as of December 31, 2004 and 2003, regarding our operating segments are as follows (in thousands):

	Real Estate Segment	Structured Finance Segment	Total Company
Total revenues			
Year ended:			
December 31, 2004	$ 309,894	$ 39,094	$ 348,988
December 31, 2003	264,334	22,086	286,420
December 31, 2002	192,065	23,176	215,241
Income from continuing operations:			
Year ended:			
December 31, 2004	$ 82,533	$ 30,589	$ 113,122
December 31, 2003	48,488	18,751	67,239
December 31, 2002	45,444	15,446	60,890
Total assets			
As of:			
December 31, 2004	$2,401,854	$350,027	$2,751,881
December 31, 2003	2,042,852	218,989	2,261,841

Income from continuing operations represents total revenues less total expenses for the real estate segment and total revenues less allocated interest expense for the structured finance segment. Interest costs for the structured finance segment are imputed assuming 100% leverage at our unsecured revolving credit facility borrowing cost. We do not allocate marketing, general and administrative expenses (approximately $30.3 million, $17.1 million and $13.3 million for the years ended December 31, 2004, 2003 and 2002, respectively) to the structured finance segment, since it bases performance on the individual segments prior to allocating marketing, general and administrative expenses. All other expenses, except interest, relate entirely to the real estate assets.

There were no transactions between the above two segments.

The table below reconciles income from continuing operations before minority interest to net income available to common shareholders for the years ended December 31, 2004, 2003 and 2002 (in thousands):

Years Ended December 31,	2004	2003	2002
Income from continuing operations before adjustments	$ 96,803	$68,320	$64,661
Equity in net gain on sale of joint venture property	22,012	3,087	—
Minority interest in operating partnership attributable to continuing operations	(5,693)	(4,090)	(3,771)
Minority interest in partially-owned entities	—	(79)	—
Net income from continuing operations	113,122	67,238	60,890
Income from discontinued operations, net of minority interest	5,938	9,594	13,441
Gain on sale of discontinued operations, net of minority interest	90,370	21,327	—
Net income	209,430	98,159	74,331
Preferred stock dividends and accretion	(16,258)	(7,712)	(9,690)
Net income available for common shareholders	$193,172	$90,447	-$64,641

22. Supplemental Disclosure of Non-Cash Investing and Financing Activities
(in thousands)

Years Ended December 31,	2004	2003
Issuance of common stock as deferred compensation	$ 14,144	$ 6,670
Derivative instruments at fair value	(1,347)	(9,009)
Issuance of units of limited partnership interest in connection with acquisition	15,466	12,845
Assumption of mortgage notes payable upon acquisition of real estate	102,000	234,641
Fair value of above and below market leases (SFAS No. 141) in connection with acquisitions	10,050	(2,995)
Fair value of debt assumed (SFAS No. 141) in connection with acquisition	—	3,232
Redemption premium purchase price adjustment	—	4,380
Assignment of mortgage note payable upon sale of real estate	—	14,814
Conversion of preferred equity investment	—	53,500
Conversion of Series A preferred stock	—	112,112
Assumption of our share of joint venture mortgage note payable	—	78,750
Tenant improvements and leasing commissions payable	3,611	14,533

23. Quarterly Financial Data (unaudited)

As a result of the adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections," we are providing updated summary selected quarterly financial information, which is included below reflecting the prior period reclassification as discontinued operations of the properties classified as held for sale during 2004.

Quarterly data for the last two years is presented in the tables below (in thousands).

2004 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$ 95,491	$87,268	$83,996	$82,234
Income net of minority interest and before gain on sale	25,131	23,098	25,417	17,633
Equity in net gain on sale of joint venture property	—	—	22,012	—
Discontinued operations	1,164	2,052	1,402	1,322
Gain on sale of discontinued operations	90,199	—	—	—
Net income before preferred dividends	116,494	25,150	48,831	18,955
Preferred dividends and accretion	(4,969)	(4,843)	(3,446)	(3,000)
Income available to common shareholders	$111,525	$20,307	$45,385	$15,955
Net income per common share—Basic	$2.75	$0.52	$1.18	$0.42
Net income per common share—Diluted	$2.64	$0.49	$1.13	$0.40

2003 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$80,924	$75,920	$68,601	$60,975
Income net of minority interest and before gain on sale	17,278	16,251	15,651	15,036
Equity in net gain on sale of joint venture property	3,087	—	—	—
Discontinued operations	1,832	1,645	2,622	3,487
Gain on sale of discontinued operations	—	3,745	(300)	17,824
Net income before preferred dividends	22,197	21,641	17,973	36,347
Preferred dividends and accretion	(625)	(2,224)	(2,431)	(2,431)
Income available to common shareholders	$21,572	$19,417	$15,542	$33,916
Net income per common share—Basic	$0.60	$0.62	$0.50	$1.11
Net income per common share—Diluted	$0.58	$0.59	$0.49	$1.01

24. Subsequent Events

In January 2005, we entered into an agreement to acquire the fee interest in 28 West 44th Street, the former headquarters of The New Yorker magazine, for $105.0 million. The property was acquired from a Chicago-based real estate investment company. The transaction closed in February 2005. The property is a 21-story, 359,000 square foot building located two blocks from Grand Central Station, and is directly across the street from 19 West 44th Street, also owned by us. The property is currently 87% leased. The property was acquired with funds initially drawn under our unsecured revolving credit facility and funds advanced by a lender on account of its taking by assignment an existing mortgage encumbering the property.

Our Board of Directors approved a restricted stock award to a group of our executive officers and members of senior management. The restricted stock award was issued on February 1,

2005 in an aggregate amount of 199,700 shares and will vest over a five-year period subject to the recipients remaining our employee, with 60% of the award vesting on the fourth and fifth anniversary of the award. Recipients will have the right to receive dividends on their respective shares of restricted stock commencing on the date of issuance. We will also provide for a tax gross-up on the awards. The shares of restricted stock are being issued under our Stock Option Plan.

On March 4, 2005, we entered into an agreement to sell 1414 Avenue of the Americas for approximately $60.5 million. We expect to recognize a gain of approximately $35.0 million from the sale. The sale will be effectuated through a reverse 1031 exchange with 625 Madison Avenue, which will result in substantially all of the taxable gain on sale being deferred. The sale, which is subject to customary closing conditions, is expected to close during the second quarter of 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SL Green Realty Corp.

We have audited management's assessment, included in the accompanying "Report of Management—Management's Report on Internal Control over Financial Reporting," that SL Green Realty Corp. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SL Green Realty Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that SL Green Realty Corp. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SL Green Realty Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SL Green Realty Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004 of SL Green Realty Corp. and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 3, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SL Green Realty Corp.

We have audited the accompanying consolidated balance sheets of SL Green Realty Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of SL Green Realty Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Green Realty Corp. at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SL Green Realty Corp.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
March 3, 2005, except for
  Note 24 as to which the date is March 4, 2005

Evaluation of Disclosure Controls and Procedures

The management of SL Green Realty Corp., or the Company, is responsible for the preparation and fair presentation of its consolidated financial statements, which have been prepared in conformity with U.S. generally accepted accounting principles and include amounts based on the best judgment of management. The Company's management is also responsible for the accuracy and consistency of other financial information included in the annual report.

In recognition of its responsibility for the integrity and objectivity of information in the financial statements, the Company maintains an internal control system over the financial statements and related disclosures which is designed to provide reasonable but not absolute, assurance with respect to reliability of the Company's financial statements.

The Audit Committee of the Board of Directors, which consists of only outside directors, meets regularly with management and the Company's independent auditors to review their work and discuss the Company's accounting policies, financial controls and reporting practices. The independent auditors have unrestricted access to the Audit Committee, without the presence of management, to discuss any matters that they feel require attention.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Marc Holliday
Chief Executive Officer
and President

Gregory F. Hughes,
Chief Financial Officer

Corporate Directory

Directors—Non-Officers

John H. Alschuler, Jr.
Executive Committee; Audit Committee; Compensation Committee, Chairman; Nominating and Corporate Governance Committee; President, Hamilton, Rabinowitz & Alschuler, Inc.

Edwin Thomas Burton, III
Audit Committee, Chairman; Compensation Committee; Nominating and Corporate Governance Committee; Professor of Economics, University of Virginia

John S. Levy
Audit Committee; Compensation Committee; Nominating and Corporate Governance Committee, Chairman; Private Investor

Officers

Stephen L. Green
Chairman of the Board; Executive Committee

Marc Holliday
President and Chief Executive Officer; Director, Executive Committee

Gregory F. Hughes
Chief Financial Officer

Andrew W. Mathias
Chief Investment Officer

Gerard T. Nocera
Chief Operating Officer

Andrew S. Levine
General Counsel and Corporate Secretary

Counsel
Clifford Chance US LLP
New York, NY

Auditors
Ernst & Young LLP
New York, NY

Registrar & Transfer Agent
The Bank of New York

Address Shareholder Inquiries To:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
610-382-7833 (Outside the U.S.)
888-269-5221 (Hearing Impaired-TDD Phone)
E-mail: Shareowners@bankofny.com
Web Site: http://www.stockbny.com

Send Certificates For Transfer and Address Changes To:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Stock Listing
NYSE Symbol: SLG, SLG PrC, SLG PrD

Investor Relations
Michelle LeRoy, C.P.A.
Vice President
420 Lexington Avenue
New York, NY 10170
Tel: 212-216-1601
E-mail: investor.relations@slgreen.com

Annual Report, Form 10-K
To request a copy of the annual report on Form 10-K, free of charge, from the Company, contact Investor Relations.

Annual Meeting
Thursday, May 19, 2005, 10 a.m.
at the Roosevelt Hotel,
Madison Avenue at 45th Street

Shareholders
On March 31, 2005, the Company had approximately 5,000 shareholders.

Executive Offices
420 Lexington Avenue
New York, NY 10170
Tel: 212-594-2700
Fax: 212-216-1785
www.slgreen.com

Stock Market Information
Our common stock began trading on the New York Stock Exchange, or the NYSE, on August 15, 1997 under the symbol "SLG." On March 31, 2005, the reported closing sale price per share of common stock on the NYSE was $56.22 and there were approximately 77 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of the common stock on the NYSE and the distributions paid by us with respect to the periods indicated.

Quarter Ended	2004 High	Low	Dividends
December 31	$60.55	$52.30	$0.5400
September 30	$51.81	$47.19	$0.5000
June 30	$48.20	$40.24	$0.5000
March 31	$47.78	$41.12	$0.5000

Quarter Ended	2003 High	Low	Dividends
December 31	$41.05	$36.12	$0.5000
September 30	$37.43	$34.52	$0.4650
June 30	$36.00	$31.47	$0.4650
March 31	$31.95	$29.05	$0.4650

We submitted a Section 12(a) CEO Certification to the NYSE in 2004. In addition, we have filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2004.

